As filed with the Securities and Exchange Commission on January 14, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Ultra Clean Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3674	61-1430858
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

150 Independence Drive

Menlo Park, California 94025
(650) 323-4100
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Incorporating Services Inc.

15 East North Street
County of Kent, Delaware 19901
(800) 346-4646
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	John A. Fore, Esq. Michael A. Occhiolini, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California (650) 493-9300

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class	Aggregate Offering	Amount of
of Securities to Be Registered	Price(1)(2)	Registration Fee

Common Stock, par value $0.001 per share	$86,250,000	$6,978

(1)	Includes shares which the underwriters have the right to purchase to cover over-allotments.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 14, 2004

                                 Shares

Ultra Clean Holdings, Inc.

Common Stock

     Prior to the offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $          and $          per share. We will apply to have our common stock listed for quotation on The Nasdaq National Market under the symbol “UCTT.”

     The underwriters have an option to purchase a maximum of                additional shares from the selling stockholder to cover over-allotments of shares.

     Investing in our common stock involves risks. See “Risk Factors” on page 6.

Underwriting
		Discounts and	Proceeds to
	Price to Public	Commissions	Ultra Clean

Per Share	$	$	$
Total	$	$	$

     Delivery of the shares of common stock will be made on or about                     , 2004.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	JPMorgan

Banc of America Securities LLC	Piper Jaffray

The date of this prospectus is                     , 2004.

We manufacture gas delivery systems in our ISO 9001:2000 certified clean room facilities.

PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX
EXHIBIT 2.1
EXHIBIT 3.1
EXHIBIT 3.3
EXHIBIT 4.3
EXHIBIT 4.4
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 23.1

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Dealer Prospectus Delivery Obligation

      Until                     , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including the section entitled “Risk Factors” and our consolidated financial data and related notes, before making an investment decision. References in this prospectus to “Ultra Clean,” “we,” “us,” “our” and “our company” refer to Ultra Clean Holdings, Inc. and Ultra Clean Technology Systems and Service, Inc. unless otherwise specified. The Ultra Clean Technology logo is our registered trademark. In addition, this prospectus contains trademarks, service marks and trade names of companies and organizations other than Ultra Clean Holdings, Inc.

Ultra Clean Holdings, Inc.

      We are a leading developer and supplier of critical subsystems for the semiconductor capital equipment industry, focusing on gas delivery systems. Our gas delivery systems enable the precise delivery of specialty gases used in a majority of the key steps in the semiconductor manufacturing process. Our customers are primarily original equipment manufacturers, or OEMs, of semiconductor capital equipment. These OEMs outsource the manufacturing of their gas delivery systems in order to improve the efficiency and reduce the costs of their design and manufacturing processes.

Our Solution

      We offer our customers:

      A complete outsourced solution for gas delivery systems. We provide our OEM customers with a complete outsourced solution for the development, design, prototyping, engineering, manufacturing and testing of advanced gas delivery systems. Our engineers work with our customers to customize and improve the design and performance of their gas delivery systems, in addition to ensuring that our products comply with applicable safety and environmental regulations and industry standards. We also manage supply chain logistics and perform comprehensive testing and qualification of final gas delivery systems to help our customers improve their manufacturing efficiencies, design-to-delivery cycle times, capital utilization and product operating characteristics.

      Improved design-to-delivery cycle times. Our strong relationships with our customers and familiarity with their products and requirements help us to reduce design-to-delivery cycle times. We have optimized our supply chain management, coordination of design and manufacturing stages of production, logistics expertise and manufacturing controls to reduce design-to-delivery cycle times, allowing us to rapidly respond to order requests and quickly reconfigure product designs to meet end-users’ constantly changing requirements.

      Component neutral design and manufacturing. We do not manufacture any of the components used in gas delivery systems and are therefore component neutral. This enables us to optimize overall designs for our customers by recommending the best available components on the basis of technology, performance and cost for incorporation into their gas delivery systems. Our component neutral position also enables us to maintain close relationships with a wide range of component suppliers who view us solely as a customer rather than as a competitor.

      Component testing capabilities. We have made significant investments in advanced analytic and automated test equipment and utilize our engineering expertise to test key components that we incorporate into our gas delivery systems. With our component testing capabilities, we can perform diagnostic tests, design verification and failure analysis. Our component test capabilities provide us with insight into future technological trends and our customers with an important value-added service.

Our Strategy

      Our objective is to be the leading supplier of advanced gas delivery systems that are critical to the semiconductor manufacturing process. Our strategy is comprised of the following key elements:

      Increase our market share at existing customers. We believe that a significant market opportunity exists to grow our business with sales to our existing customers by gaining market share from our competitors and by obtaining new business in different product families as our customers continue to outsource their gas delivery system requirements. In addition, we are expanding our manufacturing capacity to meet increased customer demand.

      Broaden our customer base by expanding our resources and geographical presence. We plan to continue to attract new customers by promoting both the merits of outsourcing by leading OEMs and our own proven ability to meet the demands of OEMs. As we grow our business, we plan to increase our design, engineering and manufacturing capabilities. We believe significant growth opportunities exist in Europe and Asia.

      Drive profitable growth with our flexible cost structure. In response to cyclical changes in the demand for semiconductor capital equipment, we undertake cost containment initiatives and benefit from our supply chain efficiencies. We believe that we are well positioned to respond to an upturn in our business without significant new capital investment. In addition, we believe we can quickly and easily add additional manufacturing personnel and test equipment to meet increased demand.

      Expand into new product markets using our existing expertise. We are committed to expanding beyond gas delivery systems into new product markets such as liquid delivery systems, catalytic steam generation systems and frame assemblies.

      Selectively pursue strategic acquisitions. We may choose to accelerate the growth of our business by selectively pursuing strategic acquisitions that will enable us to expand our geographic reach, secure new customers, diversify into complementary product markets and broaden our technological capabilities and product offerings.

Our History

      Our business dates back to 1991 when Mitsubishi Corporation founded Ultra Clean Technology Systems and Service, Inc. Our business was operated as a subsidiary of Mitsubishi until November 2002. It was then acquired by Ultra Clean Holdings, Inc., which we refer to as the Ultra Clean acquisition. Ultra Clean Holdings, Inc. is owned by FP-Ultra Clean LLC (95.2%), a wholly-owned subsidiary of Francisco Partners, L.P., and by some of our key employees (4.8%). After completion of this offering, FP-Ultra Clean, LLC will own approximately           % of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option. We conduct our operating activities primarily through Ultra Clean Technology Systems and Service, Inc., our wholly-owned subsidiary.

      Our principal executive offices are located at 150 Independence Drive, Menlo Park, California 94025 and our telephone number is (650) 323-4100. We maintain a web site at www.uct.com. The information on our web site is not part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after the offering	shares

Over-allotment option granted by the selling stockholder	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million. We expect to use approximately $29.3 million of the net proceeds to repurchase our 5% Series A Senior Notes due 2009, which we refer to as our Series A Senior Notes, held by FP-Ultra Clean, LLC, our principal stockholder, and $738,000 to repurchase our Series A Senior Notes held by some of our key employees. In addition, subject to the completion of this offering, we have agreed to pay Francisco Partners a one-time fee of $2.0 million for advisory services performed in connection with our initial public offering. We intend to use the remainder of the net proceeds for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses or technologies, although we have no current agreements or commitments with respect to any specific acquisition. We will not receive proceeds from any exercise of the underwriters’ over-allotment option. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	UCTT

      The common stock outstanding immediately after the offering is based on                      shares outstanding as of December 31, 2003, and excludes:

•	shares subject to options outstanding as of December 31, 2003, at a weighted average exercise price of $ per share; and

•	additional shares to be reserved for issuance under our Amended and Restated 2003 Stock Incentive Plan, as amended immediately prior to the completion of this offering.

      Except as otherwise indicated, all information in this prospectus assumes:

•	a for reverse stock split that was effected on , 2004;

•	the repurchase of $30.0 million aggregate principal amount of our Series A Senior Notes with a portion of the net proceeds of this offering;

•	no exercise of the underwriters’ over-allotment option; and

•	the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

      The following table presents our summary consolidated financial information. You should read this information together with the “Selected Consolidated Financial Information,” our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Ultra Clean Holdings, Inc. (Ultra Clean) was incorporated in October 2002 for the purpose of acquiring Ultra Clean Technology Systems and Service, Inc. (Predecessor) from Mitsubishi and did not have any significant operations prior to the Ultra Clean acquisition on November 15, 2002. Summary financial data for the periods prior to the Ultra Clean acquisition on November 15, 2002 are derived from the financial statements of Predecessor. The following financial information may not be indicative of our future performance and results for the nine months ended September 30, 2003 are not necessarily indicative of results to be expected for the full year.

	Predecessor

	Years Ended December 31,
					Jan. 1,		Nov. 16,
					2002	Nine Months	2002	Nine Months
					through	Ended	through	Ended
					Nov. 15,	Sept. 30,	Dec. 31,	Sept. 30,
	1998	1999	2000	2001	2002	2002	2002	2003

						(unaudited)		(unaudited)

	(amounts in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Sales	$18,861	$39,574	$83,001	$76,486	$76,338	$67,618	$7,916	$51,762
Cost of goods sold	17,864	32,878	68,242	66,129	66,986	58,529	7,972	46,033

Gross profit (loss)	997	6,696	14,759	10,357	9,352	9,089	(56)	5,729

Operating expenses
Research and development	388	399	518	613	634	524	99	750
Sales and marketing	1,205	1,054	1,241	1,302	1,586	1,380	332	1,453
General and administrative	2,058	2,600	3,746	3,127	6,626	2,279	962	3,492
In-process research and development	—	—	—	—	—	—	889	—

Total operating expenses	3,651	4,053	5,505	5,042	8,846	4,183	2,282	5,695

Income (loss) from operations	(2,654)	2,643	9,254	5,315	506	4,906	(2,338)	34

Other income (expense)
Interest expense, net	(767)	(708)	(687)	(436)	(170)	(146)	(182)	(1,106)
Other income (expense), net	7	—	—	(4)	(6)	—	4	(8)

Total other expense	(760)	(708)	(687)	(440)	(176)	(146)	(178)	(1,114)

Income (loss) before income taxes	(3,414)	1,935	8,567	4,875	330	4,760	(2,516)	(1,080)
Income tax (provision) benefit	(1)	(172)	136	(1,981)	(642)	(2,048)	667	506

Net income (loss)	$(3,415)	$1,763	$8,703	$2,894	$(312)	$2,712	$(1,849)	$(574)

Net income (loss) per share
Basic	$(0.93)	$0.48	$2.36	$0.79	$(0.08)	$0.74	$(0.05)	$(0.01)
Diluted	$(0.93)	$0.40	$1.95	$0.64	$(0.08)	$0.60	$(0.05)	$(0.01)
Shares used in computing net income (loss) per share:
Basic	3,680	3,680	3,680	3,680	3,680	3,680	37,264	39,874
Diluted	3,680	4,421	4,467	4,535	3,680	4,516	37,264	39,874

	September 30, 2003

	Actual	As Adjusted

	(unaudited)

	(amounts in thousands)
Consolidated Balance Sheet Data:
Cash	$7,252
Working capital	16,473
Total assets	45,507
Short- and long-term capital lease and other obligations	520
Debt to related parties	29,963
Total stockholders’ equity	7,615

      The preceding table presents a summary of our balance sheet data as of September 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses payable by us.

See note 1 of our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data.

RISK FACTORS

      You should carefully consider the risks and uncertainties described below before making an investment decision. These risks and uncertainties may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the events or circumstances described below actually occur, our business, financial condition and results of operations could suffer, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to Our Business

The highly cyclical nature of the semiconductor industry and general economic slowdowns could harm our operating results.

      Our business and operating results depend in significant part upon capital expenditures by manufacturers of semiconductors, which in turn depend upon the current and anticipated market demand for semiconductors. Historically, the semiconductor industry has been highly cyclical, with recurring periods of over-supply of semiconductor products that have had a severe negative effect on the demand for capital equipment used to manufacture semiconductors. During these periods, we have experienced significant reductions in customer orders for our products. In the most recent downward cycle, our sales decreased from approximately $83.0 million in 2000 to approximately $76.5 million in 2001 and increased to approximately $84.3 million in 2002. Our sales decreased from approximately $67.6 million for the nine months ended September 30, 2002 to approximately $51.8 million for the nine months ended September 30, 2003. Historically, semiconductor industry slowdowns have had, and future slowdowns may have, a material adverse effect on our operating results.

      In addition, the uncertainty regarding the growth rate of economies throughout the world has caused companies to reduce capital investment and may cause further reduction of such investments. These reductions have been particularly severe in the semiconductor capital equipment industry. A potential rebound in the worldwide economy in the near future will not necessarily mean that our business will experience similar effects. Moreover, if the worldwide economy does not rebound in the near future, our business may be further harmed.

Our quarterly revenue and operating results fluctuate significantly from period to period and this may cause volatility in our common stock price.

      Our quarterly revenue and operating results have fluctuated significantly in the past and we expect them to continue to fluctuate in the future for a variety of reasons, including:

•	demand for and market acceptance of our products as a result of the cyclical nature of the semiconductor industry or otherwise, often resulting in reduced sales during industry downturns and increased sales during periods of industry recovery;

•	changes in the timing and size of orders by our customers;

•	cancellations of previously placed orders;

•	pricing pressure from either our competitors or our customers, resulting in the reduction of our product prices;

•	disruptions or delays in the manufacturing of our products or in the supply of components that we incorporate into our products, thereby causing us to delay the shipment of our products;

•	changes in design-to-delivery cycle times;

•	our inability to quickly reduce our costs in response to decreased demand for our products, as our costs are relatively fixed in the short-term;

•	changes in our mix of products sold;

•	write-offs of excess or obsolete inventory; and

•	announcements by our competitors of new products, services or technological innovations, which may, among other things, render our products less competitive.

      As a result of the foregoing, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance. Changes in the timing or terms of a small number of transactions could disproportionately affect our operating results in any particular quarter. Moreover, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our common stock.

We rely on a small number of customers for a significant portion of our sales, and any impairment of our relationships with these customers would adversely affect our business.

      A relatively small number of OEM customers have historically accounted for a significant portion of our sales, and we expect this trend to continue. Our two largest customers together accounted for 93% of our sales in 2000 and 91% of our sales in 2001. Our three largest customers as a group accounted for 98% of our sales in 2002 and 93% of our sales for the nine months ended September 30, 2003. Because of the small number of OEMs in our industry, most of whom are already our customers, it would be difficult to replace lost revenue resulting from the loss of, or the reduction, cancellation or delay in purchase orders by, any one of these customers. Consolidation among our customers may further concentrate our business in a limited number of customers and expose us to increased risks relating to dependence on a small number of customers. In addition, any significant pricing pressure exerted by a key customer could adversely effect our operating results.

      We have had to qualify, and are required to maintain our status, as a preferred supplier for each of our customers. This is a lengthy process that involves the inspection and approval by a customer of our engineering, documentation, manufacturing and quality control procedures before that customer will place volume orders. Attempts to lessen the adverse effect of any loss of or reduction in sales to an existing customer through the rapid addition of one or more new customers would be difficult because of these qualification requirements. Consequently, our business, operating results and financial condition would be adversely affected by the loss of, or any reduction in orders by, any of our significant customers.

Because we are subject to order and shipment uncertainties, any significant reductions, cancellations or delays in customer orders could cause our revenue to decline and our operating results to suffer.

      Our revenue is difficult to forecast because we generally do not have a material backlog of unfilled orders and because of the short time frame within which we are often required to design, produce and deliver products to our customers. Most of our revenue in any quarter depends on customer orders for our products that we receive and fulfill in the same quarter. We do not have long-term purchase orders or contracts that contain minimum purchase commitments from our customers. Instead, we receive non-binding forecasts of the future volume of orders from our customers. At times, we order and build component inventory in advance of the receipt of actual customer orders. Customers may cancel order forecasts, change production quantities from forecasted volumes or delay production for reasons beyond our control. Furthermore, reductions, cancellations or delays in customer order forecasts occur without penalty to or compensation from the customer. Reductions, cancellations or delays in forecasted orders could cause us to hold inventory for longer than anticipated, which could reduce our gross profit, restrict our ability to fund our operations and cause us to incur unanticipated reductions or delays in revenue. If we do not obtain orders as we anticipate, we could have excess component inventory for a specific product that we would not be able to sell to another customer, likely resulting in inventory write-offs, which could have a material adverse affect on our business, financial condition and operating results. In addition, because many of our costs are fixed in the short-term, we could experience deterioration in our gross profit when our production volumes decline.

The manufacturing of our products is highly complex, and if we are not able to effectively manage our manufacturing and procurement process, our business and operating results would suffer.

      The manufacturing of our products is a highly complex process that involves the integration of multiple components and requires effective management of our supply chain while meeting our customers’ design-to-delivery cycle time requirements. Through the course of the manufacturing process, our customers may modify design and system configurations in response to changes in their own customers’ requirements. In order to rapidly respond to these modifications and deliver our products to our customers in a timely manner, we must effectively manage our manufacturing and procurement process. If we fail to effectively manage this process, we risk losing customers and damaging our reputation which could limit our growth and have a material adverse affect on our business, financial condition and operating results.

OEMs may not continue to outsource subsystem manufacturing for their capital equipment which could adversely impact our operating results.

      The success of our business depends on OEMs continuing to outsource the manufacturing of gas delivery systems for their semiconductor capital equipment. Most of the largest OEMs have already outsourced a significant portion of their gas delivery systems. If OEMs do not continue to outsource gas delivery systems for their capital equipment, our revenue would be reduced, which could have a material adverse affect on our business, financial condition and operating results. In addition, if we are unable to obtain additional business as OEMs outsource their production of gas delivery systems, our business, financial condition and operating results could be adversely affected.

We may experience a variety of difficulties and incur a variety of costs as a result of acquisitions of companies or technologies, and the anticipated benefits of any such acquisitions may never be realized.

      We may make acquisitions of, or significant investments in, complementary companies or technologies, although no acquisitions or investments are currently pending. Any future acquisitions would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies;

•	difficulties in integrating information systems of acquired companies;

•	diversion of our management’s attention from ongoing business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology into our products;

•	additional expense associated with amortization of depreciation of acquired assets;

•	maintenance of uniform standards, controls, procedures and policies;

•	impairment of existing relationships with employees, suppliers and customers as a result of the integration of new personnel;

•	dilution to our stockholders in the event we issue stock as consideration to finance an acquisition; and

•	increased leverage if we incur debt to finance an acquisition.

      We may not be able to successfully integrate any business, products, technologies or personnel that we might acquire in the future, and our failure to do so could have a material adverse affect on our business, financial condition and operating results.

If we do not keep pace with developments in the semiconductor industry, and with technological innovation generally, our products may not be competitive.

      Rapid technological innovation in semiconductor manufacturing processes requires the semiconductor capital equipment industry to anticipate and respond quickly to evolving customer requirements and could render our current product offerings and technology obsolete. Technological innovations are inherently complex. We must devote resources to technology development in order to keep pace with the rapidly evolving technologies used in the semiconductor manufacturing process. We believe that our future success will depend upon our ability to design, engineer and manufacture products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design, engineering and manufacturing processes in a cost-effective and timely manner. If we are unable to integrate new technical specifications into competitive product designs, develop the technical capabilities necessary to manufacture new products or make necessary modifications or enhancements to existing products, our business prospects could be harmed.

      The timely development of new or enhanced products is a complex and uncertain process which requires that we:

•	design innovative and performance-enhancing features that differentiate our products from those of our competitors;

•	identify emerging technological trends in the semiconductor industry, including new standards for our products;

•	accurately identify and design new products to meet market needs;

•	collaborate with OEMs to design and develop products on a timely and cost-effective basis;

•	successfully manage development production cycles; and

•	respond effectively to technological changes or product announcements by others.

The industry in which we participate is highly competitive and rapidly evolving, and if we are unable to compete effectively, our operating results would be harmed.

      Our industry is highly competitive and rapidly evolving. Our competitors are primarily companies that design and manufacture gas delivery systems for semiconductor capital equipment. Increased competition has in the past resulted, and could in the future result, in price reductions, reduced gross margins or loss of market share, any of which would harm our operating results. Competitors may introduce new products for the markets currently served by our products. These products may have better performance, lower prices and achieve broader market acceptance than our products. Further, OEMs typically own the design rights to their products and may provide these designs to subsystem manufacturers. If our competitors obtain proprietary rights to these designs such that we are unable to obtain the designs necessary to manufacture products for our OEM customers, our business, financial condition and operating results could be adversely affected.

      Our competitors may have greater financial, technical, manufacturing and marketing resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, and reduce prices to increase market share. Moreover, there may be merger and acquisition activity among our competitors and potential competitors that may provide our competitors and potential competitors with an advantage over us by enabling them to expand their product offerings and service capabilities to meet a broader range of customer needs. Further, if one of our customers develops or acquires the internal capability to develop and produce gas delivery systems, the loss of that customer could have a material adverse affect on our business, financial condition and operating results. The introduction of new technologies and new market entrants may also increase competitive pressures.

We must achieve design wins to retain our existing customers and to obtain new customers.

      New semiconductor capital equipment typically has a lifespan of several years, and OEMs frequently specify which systems, subassemblies, components and instruments are to be used in their equipment. Once a specific system, subassembly, component or instrument is incorporated into a piece of semiconductor capital equipment, it will likely continue to be incorporated into that piece of equipment for a period of at least several months before the OEM uses the product of another supplier. Accordingly, it is important that our products are designed into the new semiconductor capital equipment of OEMs, which we refer to as a design win, in order to retain our competitive position with existing customers and to obtain new customers.

      We incur technology development and sales expenses with no assurance that our products will ultimately be designed into an OEM’s semiconductor capital equipment. Further, developing new customer relationships, as well as increasing our market share at existing customers, requires a substantial investment of our sales, engineering and management resources without any assurance from prospective customers that they will place significant orders. We believe that OEMs often select their suppliers and place orders based on long-term relationships. Accordingly, we may have difficulty achieving design wins from OEMs that are not currently our customers. Our operating results and potential growth could be adversely affected if we fail to achieve design wins with leading OEMs.

We have experienced significant growth in our business in recent periods, and we may not be able to manage our future growth successfully.

      Our ability to successfully execute our business plan in a rapidly evolving market requires an effective planning and management process. We have increased, and plan to continue to increase, the scope of our operations. Due to the cyclical nature of the semiconductor industry, however, future growth is difficult to predict. Future expansion efforts could be expensive and may strain our managerial and other resources. To manage future growth effectively, we must maintain and enhance our financial and operating systems and controls and manage expanded operations. The number of people we employ has grown and we expect this number to continue to grow in the near term. As of December 31, 2001, we had a total of 130 employees. As of December 31, 2003, we had a total of 229 employees. As we grow our business, we will also need to effectively integrate and train these additional employees in order to increase our production while maintaining our product quality. If we do not manage growth properly, our business, operating results and financial condition would be adversely affected.

We will incur increased costs as a result of being a public company.

      We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and The Nasdaq National Market, have required changes in the corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. For example, as a result of becoming a public company, we plan to add two additional independent directors, create additional committees of our board of directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect to incur substantially higher costs to obtain directors and officers insurance. We cannot estimate the amount of additional costs we may incur or the timing of such costs.

We may not be able to respond quickly enough to increases in demand for our products.

      Demand shifts in the semiconductor industry are rapid and difficult to predict, and we may not be able to respond quickly enough to an increase in demand. Our ability to increase sales of our products depends, in part, upon our ability to:

•	mobilize our supply chain in order to maintain component supply;

•	optimize the use of our design, engineering and manufacturing capacity in a timely manner;

•	deliver our products to our customers in a timely fashion;

•	expand, if necessary, our manufacturing capacity; and

•	maintain our product quality as we increase production.

      If we are unable to respond to rapid increases in demand for our products on a timely basis or to manage any corresponding expansion of our manufacturing capacity effectively, our customers could increase their purchases from our competitors, which would adversely affect our business.

Our dependence on our suppliers may prevent us from delivering an acceptable product on a timely basis.

      We rely on both single source and sole source suppliers, some of whom are relatively small in size, for many of the components we use in our products. In addition, our customers often specify components made by particular suppliers that we must incorporate into their products. Our suppliers are under no obligation to provide us with components. As a result, the loss of or failure to perform by any of these providers could adversely affect our business and operating results. In addition, the manufacturing of certain components and subassemblies is an extremely complex process. Therefore, if a supplier was unable to provide the volume of components we require on a timely basis and at acceptable prices, we would have to identify and qualify replacements from alternative sources of supply. The process of qualifying new suppliers for these complex components is lengthy and could delay our production and adversely affect our business, operating results and financial condition. In addition, one of our competitors manufactures mass flow controllers that may be specified by one or more of our customers. If we are unable to obtain these particular mass flow controllers from our competitor or convince a customer to select alternative mass flow controllers, we may be unable to meet that customer’s requirements.

The technology labor market is very competitive, and our business will suffer if we are unable to hire and retain key personnel.

      Our future success depends in part on the continued service of our key executive officers, as well as our research, engineering, sales, manufacturing and administrative personnel, most of whom are not subject to employment or non-competition agreements. In addition, competition for qualified personnel in the technology industry is intense, and we operate in geographic locations in which labor markets are particularly competitive. Our business is particularly dependent on expertise which only a very limited number of engineers possess. The loss of any of our key employees, or the failure to attract and retain new qualified employees, would adversely affect our business, operating results and financial condition.

Defects in our products could damage our reputation, decrease market acceptance of our products, cause the unintended release of hazardous materials and result in potentially costly litigation.

      A number of factors, including design flaws, material and component failures, contamination in the manufacturing environment, impurities in the materials used and unknown sensitivities to process conditions, such as temperature and humidity, as well as equipment failures, may cause our products to contain undetected errors or defects. Problems with our products may:

•	cause delays in product introductions and shipments;

•	result in increased costs and diversion of development resources;

•	cause us to incur increased charges due to unusable inventory;

•	require design modifications;

•	decrease market acceptance of, or customer satisfaction with, our products, which could result in decreased sales and product returns; or

•	result in lower yields for semiconductor manufacturers.

      If any of our products contain defects or have reliability, quality or compatibility problems, our reputation might be damaged and customers might be reluctant to buy our products. We may also face a higher rate of product defects as we increase our production levels. Product defects could result in the loss of, or impair our ability to attract, customers. In addition, we may not find defects or failures in our products until after they are installed in a semiconductor manufacturer’s fabrication facility. We may have to invest significant capital and other resources to correct these problems. Our current or potential customers also might seek to recover from us any losses resulting from defects or failures in our products. Hazardous materials flow through and are controlled by our products and an unintended release of these materials could result in serious injury or death. Liability claims could require us to spend significant time and money in litigation or pay significant damages.

Our business is largely dependent on the know-how of our employees, and we generally do not have a protected intellectual property position.

      Our business is largely dependent upon our design, engineering, manufacturing and testing know-how. We rely on a combination of trade secrets and contractual confidentiality provisions, and to a much lesser extent, patents, copyrights and trademarks, to protect our proprietary rights. Accordingly, our intellectual property position is more vulnerable than it otherwise would be if it were protected by issued patents. If we fail to successfully protect our proprietary rights, our competitive position could suffer, which could harm our operating results. We may be required to spend significant resources to monitor and protect our proprietary rights. In addition, we may not be able to detect infringement of our proprietary rights and may lose our competitive position in the market if any such infringement occurs. In addition, competitors may design around our technology or develop competing technologies and know-how.

Third parties may claim we are infringing their intellectual property which could subject us to litigation or licensing expenses, and we may be prevented from selling our products if any such claims prove successful.

      Third parties may claim that we are infringing their intellectual property rights and we may be unaware of intellectual property rights of others that may be applicable to our products. Any litigation regarding patents or other intellectual property could be costly and time-consuming and divert our management and key personnel from our business operations. The complexity of the technology involved in our products and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement may also require us to enter into costly license agreements. However, we may not be able to obtain licenses on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against the development and sale of certain of our products if any such claims prove successful.

We may not be able to fund our future capital requirements from our operations, and financing from other sources may not be available on favorable terms or at all.

      We made capital expenditures of $0.6 million in 2001, $1.8 million in 2002 and $13,000 for the nine months ended September 30, 2003. The amount of our future capital requirements will depend on many factors, including:

•	the cost required to ensure access to adequate manufacturing capacity;

•	the timing and extent of spending to support product development efforts;

•	the timing of introductions of new products and enhancements to existing products;

•	changing manufacturing capabilities to meet new customer requirements; and

•	market acceptance of our products.

      To the extent that existing cash, together with any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Future equity financings could be dilutive to holders of our common stock, and debt financings could involve covenants that restrict our business operations. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, any of which could adversely affect our business, operating results and financial condition.

If environmental contamination were to occur in one of our manufacturing facilities, we could be subject to substantial liabilities.

      We use substances regulated under various federal, state and local environmental laws in our manufacturing facilities. Our failure or inability to comply with existing or future environmental laws could result in significant remediation liabilities, the imposition of fines or the suspension or termination of the production of our products. In addition, we may not be aware of all environmental laws or regulations that could subject us to liability.

If our facilities were to experience catastrophic loss due to natural disasters, our operations would be seriously harmed.

      Our facilities could be subject to a catastrophic loss caused by natural disasters, including fires and earthquakes. We have facilities in areas with above average seismic activity, such as our manufacturing and headquarters facilities in Menlo Park, California. If any of our facilities were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, reduce revenue and result in large expenses to repair or replace the facility. In addition, we have in the past experienced, and may in the future experience, extended power outages at our Menlo Park, California facilities. We do not carry insurance policies which cover potential losses caused by earthquakes or other natural disasters or power loss.

Threatened or actual terrorist attacks may negatively impact our business and cause our stock price to decline.

      Future threatened or actual terrorist attacks against United States targets or military or trade disruptions impacting our component suppliers may cause delays or loss of customer orders. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in United States and worldwide financial markets. These events could also result in further economic recession in the United States or abroad. Any of these occurrences would have an adverse impact on our business, operating results and financial condition.

Risks Related to Our Ownership by Francisco Partners

We will be controlled by FP-Ultra Clean, LLC as long as it owns a significant percentage of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time.

      After the completion of this offering, Francisco Partners, through its membership interests in FP-Ultra Clean, LLC, will beneficially own approximately           % of our outstanding common stock, or approximately           % if the underwriters exercise in full their over-allotment option to purchase additional shares. Because we are a controlled company in accordance with the rules of The Nasdaq National Market, we are not required to comply with regulations that would otherwise require a majority of our board of directors to be comprised of independent directors under rule 4350(c)(5) of The Nasdaq National Market. As long as FP-Ultra Clean, LLC owns at least 25% of our outstanding common stock, it will continue to be able to nominate a majority of our board of directors in accordance with the terms of our stockholder’s agreement with FP-Ultra Clean, LLC. Furthermore, investors in this offering will not be able to affect the outcome of any stockholder vote prior to the time that FP-Ultra Clean, LLC owns less than a majority of our outstanding common stock. As a result, FP-Ultra Clean, LLC will control all matters affecting us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets; and

•	our financing.

      In addition, pursuant to our stockholder’s agreement with FP-Ultra Clean, LLC, to the extent that FP-Ultra Clean, LLC continues to beneficially own a significant portion of our outstanding common stock, although less than a majority, it will continue to have significant influence over all matters submitted to our stockholders and to exercise significant control over our business policies and affairs. In particular, for so long as FP-Ultra Clean, LLC holds at least 25% of our common stock, our board of directors is prohibited from taking many significant corporate actions without the consent of FP-Ultra Clean, LLC, including mergers, acquisitions or sales of assets outside of the ordinary course of business, the issuance of securities and the incurrence or refinancing of indebtedness in excess of $10 million. Such power could have the effect of delaying, deterring or preventing a change of control, business combination or other transaction that might otherwise be beneficial to our stockholders. FP-Ultra Clean, LLC also is not prohibited from selling a controlling interest in us to a third party or a participant in our industry. For additional information regarding our relationship with FP-Ultra Clean, LLC, you should read the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

FP-Ultra Clean, LLC and its designees on our board of directors may have interests that conflict with our interests and the interests of our other stockholders.

      FP-Ultra Clean, LLC and its designees on our board of directors may have interests that conflict with, or are different from, our own and those of our other stockholders. Francisco Partners, which will be the beneficial holder of           % of our outstanding common stock after completion of this offering through its membership interests in FP-Ultra Clean, LLC, has invested in or acquired other businesses that are involved in the semiconductor industry and may invest in or acquire others in the future. Conflicts of interest between FP-Ultra Clean, LLC and us or our other stockholders may arise. Any such conflicts of interest may not be resolved in a manner favorable to us or our other stockholders. Our amended and restated certificate of incorporation to be effective upon the completion of this offering does not contain any provisions designed to facilitate resolution of actual or potential conflicts of interest, or to ensure that potential business opportunities that may become available to both FP-Ultra Clean, LLC and us will be reserved for or made available to us. In addition, FP-Ultra Clean, LLC and its director designees could delay or prevent an acquisition, merger or other transaction even if the transaction would benefit our other stockholders. In addition, FP-Ultra Clean, LLC’s significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Please see “Principal and Selling Stockholders” for a more detailed description of our share ownership.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Future sales of our common stock by existing stockholders could depress our stock price.

      Sales of substantial amounts of our common stock by FP-Ultra Clean, LLC, or the perception that these sales might occur, may depress prevailing market prices of our common stock. All of our outstanding shares are subject to lock-up agreements with the underwriters as described in “Underwriting” that prohibit the resale of these shares for 180 days from the date of this prospectus, although the underwriters may release all or a portion of the shares subject to lock-up agreements at any time without notice. The shares owned by FP-Ultra Clean, LLC have the benefit of an agreement with us that provides for customary demand and piggyback registration rights. Upon expiration of the 180-day lock-up period, in addition to the shares owned by FP-Ultra Clean, LLC that may be sold under a registration statement, shares underlying exercisable options to purchase our common stock will be available for resale without restriction or further registration under the Securities Act.

Our securities have no prior trading history, and we cannot assure you that our stock price will not decline after the offering.

      Prior to this offering, there was no public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	our ability to successfully introduce new products and manage new product transitions;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	announcements relating to any of our key customers, significant suppliers or the semiconductor manufacturing and capital equipment industry generally;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

      The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between the representatives of the underwriters and us.

We have broad discretion in how we use a portion of the net proceeds of this offering, and we may not use these proceeds in a manner desired by our stockholders.

      We do not currently have a specific plan with respect to the use of a significant portion of the net proceeds of this offering and have not committed these proceeds to any particular purpose. We expect to use approximately $29.3 million of the net proceeds from this offering to repurchase our Series A Senior Notes held by FP-Ultra Clean LLC, our principal stockholder, and $738,000 to repurchase our Series A Senior Notes held by some of our key employees. In addition, subject to the completion of this offering, we have agreed to pay Francisco Partners a one-time fee of $2.0 million for advisory services performed in connection with our initial public offering. We plan to use the balance of the net proceeds of this offering primarily for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses or technologies, although we have no current agreements or commitments with respect to any specific acquisition. Our management will have broad discretion with respect to the use of the net proceeds and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend these proceeds in ways which our stockholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which the net proceeds of this offering are used.

Provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

      In addition to the provisions of our stockholder’s agreement with FP-Ultra Clean, LLC described above, the provisions of our amended and restated certificate of incorporation and by-laws to be effective on the completion of this offering could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	a requirement that special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors, our president or our secretary;

•	advance notice requirements for stockholder proposals and director nominations; and

•	the authority of our board of directors to issue, without stockholder approval, preferred stock with such terms as our board of directors board may determine.

You will incur immediate and substantial dilution.

      The initial public offering price is substantially higher than the net book value per share of our outstanding common stock. As a result, if you purchase shares in this offering, you will incur immediate and substantial dilution, which would have been $          per share as of December 31, 2003. In addition, as of December 31, 2003 we had options outstanding to acquire                shares of common stock with a weighted average exercise price of $          per share. To the extent these options are exercised, you will incur further dilution. See “Dilution” for a more complete description of the dilution that you will incur.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements which reflect our current views with respect to future events and financial performance. In this prospectus, we use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue” and similar expressions to identify these forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, you should not rely on forward-looking statements in this prospectus, as there are or will be important factors that could cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to differ materially from the results predicted or implied by these forward-looking statements. These risks, uncertainties and other factors include, among others, those identified in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

      We estimate that our net proceeds from this offering will be approximately $           million after deducting the underwriting discount and estimated offering expenses payable by us, based on an assumed initial public offering price of $          per share. We expect to use approximately $29.3 million of the net proceeds to repurchase our Series A Senior Notes held by FP-Ultra Clean, LLC, our principal stockholder, and $738,000 to repurchase our Series A Senior Notes held by some of our key employees. Our Series A Senior Notes bear interest at a rate of 5% per annum and mature on November 15, 2009. In addition, subject to the completion of this offering, we have agreed to pay Francisco Partners a one-time fee of $2.0 million for advisory services performed in connection with our initial public offering. We intend to use the remainder of the net proceeds for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses or technologies, although we have no current agreements or commitments with respect to any specific acquisition. We will have discretion in the use of a significant portion of the net proceeds we receive from this offering. Investors will be relying on the judgment of our management regarding the application of those net proceeds. In addition, any investments, capital expenditures, cash acquisitions or other application of our proceeds may not produce the anticipated results. Pending use of these proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing investment-grade obligations. We will not receive any proceeds from the exercise of the underwriters’ over-allotment option.

DIVIDEND POLICY

      We have not paid any cash dividends on our common stock since the Ultra Clean acquisition. We intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and, under the terms of our stockholder’s agreement, will require the approval of FP-Ultra Clean, LLC for as long as it holds at least 25% of our common stock. In addition, our revolving credit facility prohibits us from paying cash dividends on our common stock.

CAPITALIZATION

      The following table sets forth our long-term debt and capitalization on an unaudited basis as of September 30, 2003.

      Our capitalization is presented:

•	on an actual basis; and

•	on an as adjusted basis to reflect:

•	the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share;

•	the application of the net proceeds from the sale of the shares of common stock by us in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, to repurchase $30.0 million aggregate principal amount of our outstanding Series A Senior Notes as described in “Use of Proceeds;”

•	the for reverse stock split that was effected on , 2004; and

•	the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

      You should read the information set forth below together with the “Selected Consolidated Financial Information,” our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	September 30, 2003

	Actual	As Adjusted

	(in thousands, except
	share and per share data)
Long-term debt:
5% Series A Senior Notes due 2009	$29,963
Stockholders’ equity:
Preferred stock, par value $0.001 per share, no shares authorized, actual; shares authorized, no shares issued and outstanding, as adjusted	—
Common stock, par value $0.001 per share, 60,000,000 shares authorized, 40,981,580 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	10,299
Deferred compensation	(261)
Accumulated deficit	(2,423)

Total stockholders’ equity	7,615

Total capitalization	$37,578

      The number of shares of common stock outstanding after this offering excludes 4,179,000 shares subject to options outstanding as of September 30, 2003 at a weighted average exercise price of $0.25 per share and                     additional shares to be reserved for issuance under our Amended and Restated 2003 Stock Incentive Plan, as amended immediately prior to the completion of this offering.

DILUTION

      If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the amount you pay per share for our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our tangible net worth, which is equal to our total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Our net tangible book value as of December 31, 2003 was approximately $          , or $           per share of common stock. After giving effect to the sale of the                      shares of common stock in this offering at an assumed initial public offering price of $           per share and after deducting the underwriting discount and estimated offering expenses payable by us and the receipt and application of a portion of the net proceeds to repurchase our outstanding Series A Senior Notes as described under “Use of Proceeds,” our net tangible book value at December 31, 2003 would have been $          , or $           per share. This represents an immediate increase in net tangible book value to existing stockholders of $           per share and an immediate dilution to new investors of $           per share. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Net tangible book value per share as of December 31, 2003.	$
Increase in net tangible book value per share attributable to new investors
Adjusted net tangible book value per share after offering

Dilution in net tangible book value per share to new investors		$

      Assuming the initial public offering had occurred on December 31, 2003, the following table sets forth, as of December 31, 2003, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors, at an assumed initial public offering price of $           per share before deducting the underwriting discount and estimated offering expenses payable by us.

Total
	Shares Purchased		Consideration		Average
Price Per
	Number	Percent	Amount	Percent	Share

Existing shareholders		%	$	%	$
New Investors
Total		100%	$	100%	$

      The foregoing tables assume no exercise of the underwriters’ over-allotment option or outstanding stock options after December 31, 2003 and no issuance of shares reserved under our Amended and Restated 2003 Stock Incentive Plan, as amended immediately prior to the completion of this offering. At December 31, 2003,                      shares of common stock were subject to outstanding options, at a weighted average exercise price of $          . To the extent these options are exercised, there will be further dilution to new investors.

      If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing stockholders will be reduced to                     , or approximately           % of the total shares of common stock outstanding after the offering, and will increase the number of shares to be purchased by new investors to                     , or approximately           % of the total shares of common stock outstanding after the offering.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. This financial data includes the accounts of Ultra Clean Technology Systems and Service, Inc. (Predecessor) for the period from January 1, 2002 through November 15, 2002 and for the nine months ended September 30, 2002 and for the years ended December 31, 2001, 2000, 1999 and 1998 and the accounts of Ultra Clean Holdings, Inc. (Ultra Clean) for the period from November 16, 2002 through December 31, 2002 and for the nine months ended September 30, 2003. See note 1 of the consolidated financial statements for a description of the Ultra Clean acquisition. The selected consolidated balance sheet data as of December 31, 2001 and 2002 and the selected consolidated statements of operations data for the periods from January 1, 2002 through November 15, 2002 and November 16, 2002 through December 31, 2002 and the years ended December 31, 2001 and 2000 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 and the selected consolidated statements of operations data for the years ended December 31, 1998 and 1999 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of September 30, 2003 and the selected consolidated statements of operations data for the nine months ended September 30, 2002 and 2003 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and the results for the nine months ended September 30, 2003 are not necessarily indicative of results to be expected for the entire year.

	Predecessor

					Jan. 1, 2002	Nine Months	Nov. 16,	Nine Months
	Years Ended Dec. 31,				through	Ended	2002 through	Ended
					Nov. 15,	Sept. 30,	Dec. 31,	Sept. 30,
	1998	1999	2000	2001	2002	2002	2002	2003

						(unaudited)		(unaudited)

	(amounts in thousands, except per share amounts)

Consolidated Statements of Operations Data:
Sales	$18,861	$39,574	$83,001	$76,486	$76,338	$67,618	$7,916	$51,762
Cost of goods sold	17,864	32,878	68,242	66,129	66,986	58,529	7,972	46,033

Gross profit (loss)	997	6,696	14,759	10,357	9,352	9,089	(56)	5,729

Operating expenses:
Research and development	388	399	518	613	634	524	99	750
Sales and marketing	1,205	1,054	1,241	1,302	1,586	1,380	332	1,453
General and administrative	2,058	2,600	3,746	3,127	6,626	2,279	962	3,492
In-process research and development	—	—	—	—	—	—	889	—

Total operating expenses	3,651	4,053	5,505	5,042	8,846	4,183	2,282	5,695

Income (loss) from operations	(2,654)	2,643	9,254	5,315	506	4,906	(2,338)	34

Other income (expense):
Interest expense, net	(767)	(708)	(687)	(436)	(170)	(146)	(182)	(1,106)
Other income (expense), net	7	—	—	(4)	(6)	—	4	(8)

Total other expense	(760)	(708)	(687)	(440)	(176)	(146)	(178)	(1,114)

Income (loss) before income taxes	(3,414)	1,935	8,567	4,875	330	4,760	(2,516)	(1,080)
Income tax (provision) benefit	(1)	(172)	136	(1,981)	(642)	(2,048)	667	506

Net income (loss)	$(3,415)	$1,763	$8,703	$2,894	$(312)	$2,712	$(1,849)	$(574)

Net income (loss) per share:
Basic	$(0.93)	$0.48	$2.36	$0.79	$(0.08)	$0.74	$(0.05)	$(0.01)
Diluted	$(0.93)	$0.40	$1.95	$0.64	$(0.08)	$0.60	$(0.05)	$(0.01)
Shares used in computing net income (loss) per share:
Basic	3,680	3,680	3,680	3,680	3,680	3,680	37,264	39,874
Diluted	3,680	4,421	4,467	4,535	3,680	4,516	37,264	39,874

	Predecessor

	Dec. 31,				Dec. 31,

	1998	1999	2000	2001	2002	2003

Consolidated Balance Sheet Data:
Cash	$107	$851	$3,722	$760	$6,237	$7,252
Working capital (deficit)	(10,451)	(7,705)	(924)	2,519	16,067	16,473
Total assets	10,548	13,296	34,918	20,652	48,836	45,507
Short-and long-term capital lease and other obligations	316	260	344	554	662	520
Debt to related parties	13,500	12,500	9,800	8,400	29,812	29,963
Total stockholders’ equity (deficit)	(4,689)	(2,927)	5,776	8,670	8,089	7,615

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with and is qualified in its entirety by reference to our audited financial statements and unaudited interim financial statements included elsewhere in this prospectus. Except for the historical information contained herein, the discussions in this section contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See “Risk Factors” and “Forward-Looking Statements” for a discussion of these risks and uncertainties.

Overview

General

      We are a leading developer and supplier of critical subsystems for the semiconductor capital equipment industry, focusing on gas delivery systems. Our gas delivery systems enable the precise delivery of specialty gases used in a majority of the key steps in the semiconductor manufacturing process. Our customers are primarily OEMs of semiconductor capital equipment. These OEMs outsource the manufacturing of their gas delivery systems in order to improve the efficiency and reduce the costs of their design and manufacturing processes. We provide our customers with a full range of services for the development, design, prototyping, engineering, manufacturing and testing of gas delivery systems.

      Our business dates back to 1991 when Mitsubishi Corporation founded Ultra Clean Technology Systems and Service, Inc. Our business was operated as a subsidiary of Mitsubishi until November 2002. It was then acquired by Ultra Clean Holdings, Inc., which we refer to as the Ultra Clean acquisition. Ultra Clean Holdings, Inc. is owned by FP-Ultra Clean LLC (95.2%), a wholly-owned subsidiary of Francisco Partners, and by members of our management (4.8%). After completion of this offering, FP-Ultra Clean, LLC will beneficially own approximately           % of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option. We conduct our operating activities primarily through Ultra Clean Technology Systems and Service, Inc., our wholly-owned subsidiary.

      We have entered into a stockholder’s agreement with FP-Ultra Clean, LLC which provides that our board of directors may not take certain significant actions without the approval of FP-Ultra Clean, LLC as long as it owns at least 25% of our outstanding common stock, including mergers, acquisitions or sales of assets outside the ordinary course of business, the issuance of securities and the incurrence or refinancing of indebtedness in excess of $10 million. See “Certain Relationships and Related Party Transactions — Relationship with Francisco Partners — Stockholder’s Agreement.”

Cyclical Business

      Our business and operating results depend in significant part upon capital expenditures by manufacturers of semiconductors, which in turn depend upon the current and anticipated market demand for semiconductors. Historically, the semiconductor industry has been highly cyclical, with recurring periods of over-supply of semiconductor products that have had a severe negative effect on the demand for capital equipment used to manufacture semiconductors. In periods where supply exceeds demand for semiconductor capital equipment, we generally experience significant reductions in customer orders for our products. For example, for the nine months ended September 30, 2003, our sales decreased to $51.8 million from $67.6 million for the nine months ended September 30, 2002. Sharp decreases in demand for semiconductor capital equipment may lead our customers to cancel order forecasts, change production quantities from forecasted volumes or delay production, which may negatively impact our gross profit, as we may be unable to quickly reduce costs and may be required to hold inventory longer than anticipated. In periods where demand for semiconductor capital equipment exceeds supply, we generally need to quickly increase our production of gas delivery systems, requiring us to order additional inventory, effectively manage our component supply chain, hire additional employees and expand, if necessary, our manufacturing capacity. If we are unable to respond to rapid increases in demand for our products on a timely basis or to manage any corresponding expansion of our manufacturing capacity effectively, we could lose business to our competitors and our business could be adversely affected.

Outsourcing Trend

      We generate revenue from the sale of gas delivery systems. The success of our business and our ability to generate future sales depends on OEMs continuing to outsource the manufacturing of gas delivery systems for their semiconductor capital equipment. Most of the largest OEMs have already outsourced a significant portion of their gas delivery systems. If OEMs do not continue to outsource gas delivery systems for their capital equipment, our revenue would be reduced, which could have a material adverse affect on our business, financial condition and operating results. In addition, if we are unable to obtain additional business as OEMs outsource their production of gas delivery systems, our business, financial condition and operating results could be adversely affected.

Customer Concentration

      A relatively small number of OEM customers have historically accounted for a significant portion of our revenue, and we expect this trend to continue. Our two largest customers together accounted for 93% of our sales in 2000 and 91% of our sales in 2001. Our three largest customers as a group accounted for 98% of our sales in 2002 and 93% of our sales for the nine months ended September 30, 2003. Because of the small number of OEMs in our industry, most of whom are already our customers, it would be difficult to replace lost revenue resulting from the loss of, or the reduction, cancellation or delay in purchase orders by, any one of these customers. Consolidation among our customers may further concentrate our business in a limited number of customers and expose us to increased risks relating to dependence on a small number of customers. In addition, any significant pricing pressure exerted by a key customer could adversely effect our operating results.

Anticipated Increased General and Administrative Costs

      We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and The Nasdaq National Market, have required changes in the corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. For example, as a result of becoming a public company, we plan to add two additional independent directors, create additional committees of our board of directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect to incur substantially higher costs to obtain directors and officers insurance. We cannot estimate the amount of additional costs we may incur or the timing of such costs.

Deferred Compensation

      We record deferred compensation in respect of the unvested portion of our Series A Senior Notes and common stock granted to some of our key employees in connection with the Ultra Clean acquisition. In addition, we record deferred stock-based compensation resulting from the grant of stock options to employees at exercise prices less than the estimated fair value of the underlying common stock on the grant date. We determined the estimated fair value of our common stock based on several factors, including our historical and projected operating performance. We have recorded total deferred compensation of $0.9 million as of September 30, 2003 and expect to record amortization expense of $0.1 million for the fourth quarter of 2003, $0.3 million in 2004, $0.3 million in 2005 and $0.2 million in 2006.

Basis of Presentation

      Our consolidated financial statements have been derived from the financial statements of Ultra Clean Technology Systems and Service, Inc. until November 15, 2002. Our consolidated financial statements beginning with the period from inception to September 30, 2003 reflect the purchase accounting resulting from the Ultra Clean acquisition on November 15, 2002.

      In the discussion of our financial statements for the year ended December 31, 2002 in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we refer to the financial statements for 2002 as “combined” for comparative purposes. These combined financial results for 2002 represent the sum of the financial data for Ultra Clean Technology Systems and Service, Inc. (Predecessor) for the period from January 1, 2002 through November 15, 2002 and the financial data for Ultra Clean Holdings, Inc. (Ultra Clean) for the period from its inception to December 31, 2002. We further refer to the period from our inception through December 31, 2002 as the November 16, 2002 through December 31, 2002 period, because we had no operations in the period from October 28, 2002, our date of incorporation, to November 15, 2002, the closing date of the Ultra Clean acquisition. These combined financial results are for informational purposes only and do not purport to represent what our financial position would have actually been in such periods had the Ultra Clean acquisition occurred prior to November 15, 2002.

Critical Accounting Policies, Significant Judgments and Estimates

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure at the date of our financial statements. On an on-going basis, we evaluate our estimates and judgments, including those related to sales, inventories, intangible assets, stock compensation and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We consider certain accounting policies related to the Ultra Clean acquisition, revenue recognition, inventory valuation, accounting for income taxes, valuation of intangible assets and goodwill and stock options to employees to be critical policies due to the estimates and judgments involved in each.

Ultra Clean Acquisition

      In connection with the Ultra Clean acquisition, we allocated the purchase price associated with the acquisition to the tangible and intangible assets acquired, liabilities assumed and in-process research and development based on their estimated fair values. We engaged a third-party appraisal firm to assist us in determining the fair values of the assets acquired and the liabilities assumed. Such valuations required us to make significant estimates and assumptions, especially with respect to intangible assets. Estimates associated with the accounting for the Ultra Clean acquisition may change as additional information becomes available regarding the assets acquired and liabilities assumed. In particular, a claim by us for a refund of approximately $470,000 of the purchase price remains unresolved. Any payment of this unresolved amount will reduce recorded goodwill.

      The critical estimates we used in allocating the purchase price and valuing certain intangible assets include but were not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements, acquired developed technologies and patents; expected costs to develop in-process research and development into commercially viable products and estimated cash flows from the projects when completed; and brand awareness and market position of acquired products and assumptions about the period of time the brand will continue to be used in the combined product portfolio. Our estimates of fair value at the time when they were made are based upon assumptions that we believed to be reasonable, but which are inherently uncertain and unpredictable.

Revenue Recognition

      Our revenue is concentrated in a few OEM customers in the semiconductor capital equipment industry in the United States. Our standard arrangement for our customers includes a signed purchase order or contract and no right of return of delivered products. Revenue from sales of products is generally recognized when:

•	we enter into a legally binding arrangement with a customer;

•	we ship the products;

•	customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and

•	collection is probable.

In certain circumstances, revenue is not recognized until the product is delivered. In addition, if we have not substantially completed or fulfilled the terms of a sales agreement at the time of shipment, revenue recognition is deferred until completion. Determination of criteria in the third and fourth bullet points above is based on our judgment regarding the fixed nature of the amounts charged for the products delivered and the collectability of those amounts.

      We assess collectability based on the credit worthiness of the customer and past transaction history. We perform on-going credit evaluations of, and do not require collateral from, our customers. Our collection losses have historically been within our expectations. A significant change in the liquidity or financial position of any one customer could make it more difficult for us to assess collectability.

Inventory Valuation

      We value our inventories at the lesser of standard cost, determined on a first-in, first-out basis, or market. We assess the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis. Obsolete inventory or inventory in excess of our estimated usage is written-down to its estimated market value less costs to sell, if less than its cost. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If actual market conditions are less favorable than our projections, additional inventory write-downs may be required. If the inventory value is written down to its net realizable value, and subsequently there is an increased demand for the inventory at a higher value, the increased value of the inventory is not realized until the inventory is sold either as a component of a gas delivery system or as separate inventory. During the nine months ended September 30, 2003 and the year ended December 31, 2002, we charged $0.2 million and $0.3 million to cost of goods sold to write down excess and obsolete inventory.

Accounting for Income Taxes

      The determination of our tax provision is subject to judgments and estimates. The carrying value of our net deferred tax assets, which is made up primarily of tax deductions and net operating loss carryforwards, assumes we will be able to generate sufficient future income to fully realize these deductions. In determining whether the realization of these deferred tax assets may be impaired, we make judgments with respect to whether we are likely to generate sufficient future taxable income to realize these assets. We have not recorded any valuation allowance to impair our tax assets because, based on the available evidence, we believe it is more likely than not that we will be able to utilize all of our deferred tax assets in the future. If we do not generate sufficient future income, the realization of these deferred tax assets may be impaired, resulting in an additional income tax expense.

Valuation of Intangible Assets and Goodwill

      We periodically evaluate our intangible assets and goodwill in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets include goodwill, purchased technology and tradename. Factors we consider important that could trigger an impairment review include significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, or significant negative industry or economic trends. If these criteria indicate that the value of the intangible asset may be impaired, an evaluation of the recoverability of the net carrying value of the asset over its remaining useful life is made. If this evaluation indicates that the intangible asset is not recoverable, the net carrying value of the related intangible asset will be reduced to fair value, and the remaining amortization period may be adjusted. Any such impairment charge could be significant and could have a material adverse effect on our reported results if and when an impairment charge is recorded. If an impairment charge is recognized, the amortization related to intangible assets would decrease during the remainder of the year. No impairment losses were recorded during the year ended December 31, 2002.

Stock Options to Employees

      We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and the related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under SFAS No. 123, Accounting for Stock Based Compensation. Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock options on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure provisions of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating such fair values, we use assumptions of estimated option life, dividend policy and interest rates.

Results of Operations

      The following table sets forth statements of operations data for the periods indicated as a percentage of revenue.

				Nine Months
	Years Ended December 31,			Ended
				September 30,
			Combined(1)
	2000	2001	2002	2002	2003

Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	82.2%	86.5%	89.0%	86.6%	88.9%

Gross profit	17.8%	13.5%	11.0%	13.4%	11.1%

Operating expenses:
Research and development	0.6%	0.8%	0.9%	0.8%	1.4%
Sales and marketing	1.5%	1.7%	2.3%	2.0%	2.8%
General and administrative	4.5%	4.1%	9.0%	3.4%	6.7%
In-process research and development	—	—	1.1%	—	—

Total operating expenses	6.6%	6.6%	13.2%	6.2%	11.0%

Income (loss) from operations	11.1%	6.9%	(2.2)%	7.3%	0.1%

Other income (expense):
Interest expense, net	(0.8)%	(0.6)%	(0.4)%	(0.2)%	(2.1)%
Other income (expense), net	—	—	—	—	—

Total other expense	(0.8)%	(0.6)%	(0.4)%	(0.2)%	(2.2)%

Income (loss) before income taxes	10.3%	6.4%	(2.6)%	7.0%	(2.1)%
Income tax (provision) benefit	0.2%	(2.6)%	0.0%	(3.0)%	1.0%

Net income (loss)	10.5%	3.8%	(2.6)%	4.0%	(1.1)%

(1)	The combined financial results for 2002 represent the sum of the financial data for Ultra Clean Technology Systems and Service, Inc. (Predecessor) for the period from January 1, 2002 through November 15, 2002 and the financial data for Ultra Clean Holdings, Inc. for the period from inception to December 31, 2002. The combined financial data for 2002 is presented to facilitate comparison with other annual periods.

Nine Months Ended September 30, 2003 Compared With Nine Months Ended September 30, 2002

Sales

      We generate revenue from the sale of gas delivery systems. Sales for the nine months ended September 30, 2003 decreased 23.4% to $51.8 million from $67.6 million for the nine months ended September 30, 2002, a decrease of $15.8 million. This decrease in sales was due to the continued downturn in the semiconductor capital equipment industry, which resulted in decreased demand for, and therefore reduced sales of, our gas delivery systems.

Gross Profit

      Cost of goods sold consists primarily of purchased materials, labor and overhead, including depreciation, associated with the design and manufacture of products sold. Gross profit for the nine months ended September 30, 2003 decreased 37.4% to $5.7 million from $9.1 million for the nine months ended September 30, 2002, a decrease of $3.4 million. Gross profit as a percentage of sales decreased to 11.1% for the nine months ended September 30, 2003 compared to 13.4% for the nine months ended September 30, 2002. This decrease in gross profit was primarily attributable to the decreased utilization of our manufacturing facilities and other resources as a result of decreased demand for our products. We implemented several cost containment measures that helped prevent our gross profit from decreasing further in the nine months ended September 30, 2003.

Research and Development Expense

      Research and development expense consists primarily of activities related to new component testing and evaluation, test equipment, design and implementation, new product design and testing and other product development activities. Research and development expense for the nine months ended September 30, 2003 increased 60% to $0.8 million from $0.5 million for the nine months ended September 30, 2002, an increase of $0.3 million. Research and development expense as a percentage of sales increased to 1.4% for the nine months ended September 30, 2003 compared to 0.8% for the nine months ended September 30, 2002. This increase in research and development expense was primarily attributable to the development of additional test fixtures for a wider range of products.

Sales and Marketing Expense

      Sales and marketing expense consists primarily of salaries and commissions paid to our sales and service employees. Sales and marketing expense for the nine months ended September 30, 2003 increased 7.1% to $1.5 million from $1.4 million for nine months ended September 30, 2002, an increase of $0.1 million. Sales and marketing expense as a percentage of sales increased to 2.8% for the nine months ended September 30, 2003 compared to 2.0% for the nine months ended September 30, 2002. We do not expect our sales and marketing expense to increase as a percentage of sales in 2004.

General and Administrative Expense

      General and administrative expense consists primarily of salaries and overhead of our administrative staff. General and administrative expense for the nine months ended September 30, 2003 increased 52.2% to $3.5 million from $2.3 million for the nine months ended September 30, 2002, an increase of $1.2 million. General and administrative expense as a percentage of sales increased to 6.7% for the nine months ended September 30, 2003 compared to 3.4% for the nine months ended September 30, 2002. This increase in general and administrative expense was primarily attributable to a $1.0 million professional fee paid to a third-party financial advisor for services it had performed for us. General and administrative expense for the nine months ended September 30, 2003 also included approximately $0.2 million associated with deferred compensation amortization resulting from restricted stock and employee debt which originated at the time of the Ultra Clean acquisition. We expect our general and administrative expense to increase in 2004 as we incur additional expenses as a public company.

Interest Expense

      Interest expense for the nine months ended September 30, 2003 increased to $1.1 from $0.1 million for the nine months ended September 30, 2002, an increase of $1.0 million. This increase in interest expense was attributable to interest payable on our Series A Senior Notes held by FP-Ultra Clean, LLC and some of our key employees which were issued in the fourth quarter of 2002 in connection with the Ultra Clean acquisition.

Provision for Income Taxes

      Provision for income taxes for the nine months ended September 30, 2003 was a benefit of $0.5 million compared to an expense of $2.0 million for the nine months ended September 30, 2002. This decrease in provision for income taxes was primarily attributable to the decrease in taxable income for the nine months ended September 30, 2003.

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

      In the discussion of our financial statements for the year ended December 31, 2002 in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we refer to financial statements for 2002 as “combined” for comparative purposes. These combined financial results for 2002 represent the sum of the financial data for Ultra Clean Technology Systems and Service, Inc. (Predecessor) for the period from January 1, 2002 through November 15, 2002 and the financial data for Ultra Clean Holdings, Inc. (Ultra Clean) for the period from its inception to December 31, 2002. We further refer to the period from our inception through December 31, 2002 as the November 16, 2002 through December 31, 2002 period, because we had no operations in the period from October 28, 2002, our date of incorporation, to November 15, 2002, the closing date of the Ultra Clean acquisition. These combined financial results are for informational purposes only and do not purport to represent what our financial position would have actually been in such periods had the Ultra Clean acquisition occurred prior to November 15, 2002.

Sales

      Sales for the year ended December 31, 2002 increased 10.2% to $84.3 million from $76.5 million for the year ended December 31, 2001, an increase of $7.8 million. This increase in sales was primarily attributable to the addition of a significant new customer. Sales to our other significant customers for the year ended December 31, 2002 decreased due to the downturn in the semiconductor capital equipment industry, which resulted in decreased demand for, and therefore reduced sales of, our gas delivery systems.

Gross Profit

      Gross profit for the year ended December 31, 2002 decreased 10.6% to $9.3 million from $10.4 million for the year ended December 31, 2001, a decrease of $1.1 million. Gross profit as a percentage of sales decreased to 11.0% for the year ended December 31, 2002 compared to 13.5% for the year ended December 31, 2001. This decrease in gross profit was primarily attributable to a decrease in sales beginning in the fourth quarter of 2002. In addition, we opened a new manufacturing facility in Tualatin, Oregon during that period which increased manufacturing expenses in the third and fourth quarters of 2002.

Research and Development Expense

      Research and development expense for the year ended December 31, 2002 increased 16.7% to $0.7 million from $0.6 million for the year ended December 31, 2001, an increase of $0.1 million. Research and development expense as a percentage of sales increased to 0.9% for the year ended December 31, 2002 compared to 0.8% for year ended December 31, 2001.

Sales and Marketing Expense

      Sales and marketing expense for the year ended December 31, 2002 increased 46.2% to $1.9 million from $1.3 million for the year ended December 31, 2001, an increase of $0.6 million. Sales and marketing expense as a percentage of sales increased to 2.3% for the year ended December 31, 2002 compared to 1.7% for the year ended December 31, 2001. This increase in sales and marketing expense was primarily attributable to an increase in commissions paid to our sales force as a result of sales made to a significant new customer during 2002. In addition, we increased the size of our sales force during 2002 in order to increase our sales efforts with our significant customers.

General and Administrative Expense

      General and administrative expense for the year ended December 31, 2002 increased 145.0% to $7.6 million from $3.1 million for the year ended December 31, 2001, an increase of $4.5 million. General and administrative expense as a percentage of sales increased to 9.0% for the year ended December 31, 2002 compared to 4.1% for the year ended December 31, 2001. This increase in general and administrative expense was primarily attributable to the buyout of stock options of $2.5 million from, and one-time bonus payments of $0.7 million to, some of our key employees in connection with the Ultra Clean acquisition and a $1.3 million charge related to the expiration of unexercised stock options held by a former executive officer at the time of the Ultra Clean acquisition.

In-Process Research and Development Expense

      In-process research and development expense for the year ended December 31, 2002 was $0.9 million for purchased in-process research and development that had not yet reached technological feasibility and had no alternative future use.

Interest Expense

      Interest expense for the year ended December 31, 2002 decreased to $0.4 million from $0.5 million for the year ended December 31, 2001, a decrease of $0.1 million. This decrease in interest expense was primarily attributable to our lower average short-term borrowing balance during 2002.

Provision for Income Taxes

      Provision for income taxes for the year ended December 31, 2002 was negligible compared to an expense of $2.0 million for the year ended December 31, 2001. This decrease in provision for income taxes was attributable to the decrease in taxable income for the year ended December 31, 2002.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Sales

      Sales for the year ended December 31, 2001 decreased 7.8% to $76.5 million from $83.0 million for the year ended December 31, 2000, a decrease of $6.5 million. This decrease in sales was primarily attributable to the downturn in the semiconductor capital equipment industry, which resulted in decreased demand for, and therefore reduced sales of, our gas delivery systems.

Gross Profit

      Gross profit for the year ended December 31, 2001 decreased 29.8% to $10.4 million from $14.8 million for the year ended December 31, 2000, a decrease of $4.4 million. Gross profit as a percentage of sales decreased to 13.5% for the year ended December 31, 2001 compared to 17.8% for the year ended December 31, 2000. This decrease in gross profit was primarily attributable to a decrease in sales during 2001 and our inability to reduce costs as fast as the decrease in sales. In addition, we opened a new manufacturing facility in Austin, Texas in the fourth quarter of 2000 which increased manufacturing expense in 2001.

Research and Development Expense

      Research and development expense increased 18.3% to $0.6 million for the year ended December 31, 2001 from $0.5 million for the year ended December 31, 2000, an increase of $0.1 million. Research and development expense as a percentage of sales increased to 0.8% for the year ended December 31, 2001 compared to 0.6% for the year ended December 31, 2000.

Sales and Marketing Expense

      Sales and marketing expense for the year ended December 31, 2001 increased 8.3% to $1.3 million from $1.2 million for the year ended December 31, 2000, an increase of $0.1 million. Sales and marketing expense as a percentage of sales increased to 1.7% for the year ended December 31, 2001 compared to 1.5% for the year ended December 31, 2000.

General and Administrative Expense

      General and administrative expense for the year ended December 31, 2001 decreased 16.2% to $3.1 million from $3.7 million for the year ended December 31, 2000, a decrease of $0.6 million. General and administrative expense as a percentage of sales decreased to 4.1% for the year ended December 31, 2001 compared to 4.5% for the year ended December 31, 2000. This decrease in general and administrative expense was primarily attributable to a decrease in sales and the resulting lower bonus compensation paid to our sales force.

Interest Expense

      Interest expense for the year ended December 31, 2001 decreased to $0.4 million from $0.7 million for the year ended December 31, 2000, a decrease of $0.3 million. This decrease in interest expense was the result of significantly lower interest rates on our obligations in 2001.

Provision for Income Taxes

      Provision for income taxes for the year ended December 31, 2001 was $2.0 million, for an effective tax rate of 40.6%, compared to a benefit of $0.1 million for the year ended December 31, 2000. The 2000 provision for income taxes was favorably impacted by the release of a tax asset valuation allowance resulting from the use of previously generated net operating loss carryforwards.

Unaudited Quarterly Financial Results

      The following tables set forth statement of operations data for the periods indicated in dollars and as a percentage of sales. The information for each of these periods is unaudited and has been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our unaudited operations data for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future.

	Predecessor

				Oct. 31,	Nov. 16
	Quarter Ended			2002	2002	Quarter Ended
				through	through
	Mar.	Jun.	Sept.	Nov. 15,	Dec. 31,	Mar.	Jun.	Sept.
	31, 2002	30, 2002	30, 2002	2002	2002	31, 2003	30, 2003	30, 2003

	(In thousands)
Sales	$13,262	$27,440	$26,916	$8,720	$7,916	$17,626	$17,410	$16,726
Cost of goods sold	12,067	23,469	22,993	8,457	7,972	16,335	14,928	14,770

Gross profit (loss)	1,195	3,971	3,923	263	(56)	1,291	2,482	1,956

Operating expenses:
Research and development	135	187	202	110	99	246	240	264
Sales and marketing	273	488	619	206	332	429	497	527
General and administrative	611	812	856	4,346	962	785	1,976	731
In-process research and development	—	—	—	—	889	—	—	—

Total operating expenses	1,019	1,487	1,677	4,662	2,282	1,460	2,713	1,522

Income (loss) from operations	176	2,484	2,246	(4,399)	(2,338)	(169)	(231)	434

Other income (expense)
Interest expense, net	(50)	(43)	(53)	(24)	(182)	(402)	(333)	(371)
Other income (expense), net	—	—	—	(6)	4	(2)	(2)	(4)

Total other expense	(50)	(43)	(53)	(30)	(178)	(404)	(335)	(375)

Income (loss) before income taxes	126	2,441	2,193	(4,429)	(2,516)	(573)	(566)	59
Income tax (provision) benefit	(35)	(1,103)	(910)	1,406	667	132	412	(38)

Net income (loss)	$91	$1,338	$1,283	$(3,023)	$(1,849)	$(441)	$(154)	$21

	Predecessor

	Quarter Ended			Oct.	Nov.	Quarter Ended
				31,	16,
	Mar.	Jun.	Sept.	through	through	Mar.	Jun.	Sept.
	31,	30,	30,	Nov. 15,	Dec. 31,	31,	30,	30,
	2002	2002	2002	2002	2002	2003	2003	2003

Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	91.0%	85.5%	85.4%	97.0%	100.7%	92.7%	85.7%	88.3%

Gross profit (loss)	9.0%	14.5%	14.6%	3.0%	(0.7)%	7.3%	14.3%	11.7%

Operating expenses:
Research and development	1.0%	0.7%	0.8%	1.3%	1.3%	1.4%	1.4%	1.6%
Sales and marketing	2.1%	1.8%	2.3%	2.4%	4.2%	2.4%	2.9%	3.2%
General and administrative	4.6%	3.0%	3.2%	49.8%	12.2%	4.5%	11.3%	4.4%
In-process research and development	—	—	—	—	11.2%	—	—	—

Total operating expenses	7.7%	5.4%	6.2%	53.5%	28.8%	8.3%	15.6%	9.1%

Income (loss) from operations	1.3%	9.1%	8.3%	(50.4)%	(29.5)%	(1.0)%	(1.3)%	2.6%

Other income (expense):
Interest expense, net	(0.4)%	(0.2)%	(0.2)%	(0.3)%	(2.3)%	(2.3)%	(1.9)%	(2.2)%
Other income (expense), net	0.0%	0.0%	0.0%	(0.1)%	0.1%	(0.0)%	(0.0)%	(0.0)%

Total other expense	(0.4)%	(0.2)%	(0.2)%	(0.4)%	(2.2)%	(2.3)%	(1.9)%	(2.2)%

Income (loss) before income tax	1.0%	8.9%	8.1%	(50.8)%	(31.8)%	(3.3)%	(3.3)%	0.4%
Income tax (provision) benefit	(0.3)%	(4.0)%	(3.4)%	16.1%	8.4%	0.7%	2.4%	(0.2)%

Net income (loss)	0.7%	4.9%	4.8%	(34.7)%	(23.4)%	(2.5)%	(0.9)%	0.1%

Liquidity and Capital Resources

      Historically, we have required capital principally to fund our working capital needs, satisfy our debt obligations, maintain our equipment and purchase new capital equipment. We anticipate that our operating cash flow, together with the net proceeds of this offering and available borrowings under our revolving credit facility, will be sufficient to meet our working capital requirements and capital lease obligations for at least the next twelve months. The adequacy of these resources to meet our liquidity needs beyond that period will depend on our growth, the cyclical expansion or contraction of the semiconductor capital equipment industry and capital expenditures required to meet possible increased demand for our products. Prior to the Ultra Clean acquisition, we relied on capital contributions and borrowings from Mitsubishi to fund our liquidity needs. As of September 30, 2003, we had cash of approximately $7.3 million as compared to $1.9 million as of September 30, 2002. We estimate that our net proceeds from this offering will be approximately $           million after deducting the underwriting discount and estimated offering expenses payable by us, based on an assumed initial public offering price of $           per share. We expect to use approximately $29.3 million of the net proceeds to repurchase our Series A Senior Notes held by FP-Ultra Clean, LLC, our principal stockholder, and $738,000 to repurchase our Series A Senior Notes held by some of our key employees. In addition, subject to the completion of this offering, we have agreed to pay Francisco Partners a one-time fee of $2.0 million for advisory services performed in connection with our initial public offering. See “Use of Proceeds.”

      We generated $1.1 million in cash from operating activities for the nine months ended September 30, 2002 and 2003. Net cash from operations for the nine months ended September 30, 2003 resulted mainly from lower inventory requirements associated with the continued downturn in the semiconductor capital equipment industry, which resulted in decreased demand for, and therefore reduced sales of, our gas delivery systems, and by non-cash charges, primarily depreciation, offsetting operating losses. Net cash from operations for the nine months ended

September 30, 2002 was primarily attributable to net income generated by significantly higher sales in the second and third quarters of 2002.

      For the nine months ended September 30, 2003, we used net cash from investing activities of $13,000. For the nine months ended September 30, 2002, we used net cash from investing activities of $1.4 million, primarily to construct and equip a new manufacturing facility in Tualatin, Oregon which was established in October 2002. Cash used in financing activities for the nine months ended September 30, 2003 was $0.1 million, all for principal payments on our capital lease obligations. Cash provided by financing activities for the nine months ended September 30, 2002 was $1.4 million, primarily from draw-downs on a revolving credit facility from Mitsubishi to meet our working capital needs.

      We generated $2.7 million in cash from operating activities for the year ended December 31, 2002 and had a net use of $0.6 million from operating activities for the year ended December 31, 2001. Net cash from operating activities for the year ended December 31, 2002 resulted mainly from significant increases in accounts payable and other liabilities and from lower inventory requirements associated with the downturn in the semiconductor capital equipment industry, which resulted in a decreased demand for, and therefore reduced sales of, our gas delivery systems.

      For the year ended December 31, 2002, we used net cash from investing activities of $28.3 million primarily in connection with the Ultra Clean acquisition. For the year ended December 31, 2001, we used net cash from investing activities of $0.6 million primarily to complete the construction of and to equip a new manufacturing facility in Austin, Texas, which was established in October 2001. For the year ended December 31, 2002, cash provided by financing activities was $31.1 million, consisting primarily of proceeds from the issuance of our Series A Senior Notes and common stock associated with the Ultra Clean acquisition. Of these proceeds, $9.0 million was used to repay borrowings from Mitsubishi under a revolving credit facility. Cash used in financing activities for the year ended December 31, 2001 was $1.7 million, primarily for repayment of borrowings from Mitsubishi.

Revolving Credit Facility

      In June 2003, our wholly-owned subsidiary, Ultra Clean Technology Systems and Service, Inc., entered into a revolving credit facility with Union Bank of California providing for borrowings of up to $10.0 million based upon a defined borrowing base. Ultra Clean Technology Systems and Service, Inc. has never utilized this revolving credit facility. We have unconditionally guaranteed all obligations under this facility. These obligations are secured by substantially all of our and their respective assets. Borrowings under the revolving credit facility bear interest, at our option, at a rate equal to 2% per annum plus LIBOR or at 0.25% per annum plus the reference rate established from time to time by the lender. Under the terms of the credit agreement, we are subject to customary covenants related to our business, including financial covenants and restrictions on the payment of cash dividends. We will be in default under the revolving credit facility if FP-Ultra Clean, LLC ceases to hold, directly or indirectly, at least 50% of our voting interests.

Capital Expenditures

      For the nine months ended September 30, 2003, we spent $13,000 for capital expenditures compared to $1.4 million during the nine months ended September 30, 2002. Capital expenditures for the rest of 2003 are expected to be approximately $0.2 million, which will be used primarily to expand one of our clean room manufacturing facilities. For the year ended December 31, 2002, capital expenditures were $1.8 million compared to $0.6 million for the year ended December 31, 2001. We do not anticipate significant requirements for additional capital expenditures in the next twelve months but our requirements are subject to change depending upon industry conditions.

Contractual Obligations and Contingent Liabilities and Commitments

      Other than operating leases for certain equipment and real estate, we have no significant off-balance sheet transactions, unconditional purchase obligations or similar instruments and, other than with respect to the revolving credit facility described above, are not a guarantor of any other entities’ debt or other financial obligations. The following table presents a summary of our future minimum lease payments:

	Capital	Operating
Year Ending December 31:	Leases	Leases*

	(in thousands)
2003	$61	$1,001
2004	38	763
2005	34	353
2006	34	285
2007	31	133

Total	$198	$2,535

*	Declines in operating lease expense after the year ended December 31, 2003 reflect the fact that the lease for our headquarters facility in Menlo Park, California expires on July 31, 2004. We expect to be able to renew this lease prior to its expiration under similar terms.

      At December 31, 2003, $30.0 million aggregate principal amount of our Series A Senior Notes were outstanding and an additional $0.6 million Series A Senior Notes were subject to vesting in the future. The $30.0 million aggregate principal amount of outstanding notes will be repurchased with a portion of the net proceeds of this offering. The unvested notes will continue to vest pursuant to the terms of the Restricted Securities Purchase Agreements. See “Use of Proceeds” and “Management — Restricted Securities Purchase Agreements.” As of September 30, 2003, no amount was drawn on our revolving credit facility.

Recently Adopted Accounting Standards

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force, or EITF Issue No. 94-3. The provisions of SFAS No. 146 are applicable for restructuring activities initiated after December 28, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on our consolidated financial statements.

      In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN No. 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material effect on our consolidated financial statements.

      In December 2002, the EITF reached a consensus on EITF No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, including when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The guidance in EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material effect on our consolidated financial statements.

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN No. 46 are effective for all arrangements entered into after January 31, 2003. We do not expect the adoption of FIN No. 46 to have a material effect on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on our consolidated financial statements.

Qualitative and Quantitative Disclosure About Market Risk

      Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates. After the application of the net proceeds from this offering, we will have no indebtedness for borrowed money and therefore our exposure to market risk related to interest rates is limited. If and when we do enter into future borrowing arrangements or borrow under our existing revolving credit facility, we may seek to manage exposure to interest rate changes by using a mix of debt maturities and variable- and fixed-rate debt, together with interest rate swaps where appropriate, to fix or lower our borrowing costs. We do not make material sales or have material purchase obligations outside of the United States and therefore do not generally have exposure to foreign currency exchange risks.

BUSINESS

Overview

      We are a leading developer and supplier of critical subsystems for the semiconductor capital equipment industry, focusing on gas delivery systems. Our gas delivery systems enable the precise delivery of specialty gases used in a majority of the key steps in the semiconductor manufacturing process. Our customers are primarily OEMs of semiconductor capital equipment. These OEMs outsource the manufacturing of their gas delivery systems in order to improve the efficiency and reduce the costs of their design and manufacturing processes. We provide our customers with a full range of services for the development, design, prototyping, engineering, manufacturing and testing of gas delivery systems. We use our engineering and manufacturing expertise, component neutral platform, supply chain management and comprehensive test capabilities to offer our customers high quality products at reduced design-to-delivery cycle times. For the nine month period ending September 30, 2003, our three largest customers by revenue were Customer A, Customer B and Customer C.

Industry Background

      The manufacture of semiconductors is a highly complex process. Bare silicon wafers undergo a series of chemical, mechanical and physical process steps resulting in the formation of hundreds or thousands of integrated circuits on a single wafer. During the manufacturing process, a wafer may cycle through each process step up to 30 times before manufacturing is complete and each integrated circuit is fully formed.

      Semiconductor manufacturers must frequently add new capital equipment in order to reduce manufacturing costs, add manufacturing capacity and accommodate more technologically advanced manufacturing processes for next generation semiconductor devices. For example, semiconductor manufacturers are increasingly transitioning fabrication machinery from 200mm to 300mm wafer size in order to increase the number of semiconductor devices produced on a single wafer. In addition, the introduction of new materials such as copper and low-K dielectrics and advances in the manufacturing process, including smaller line width technologies, have enabled semiconductor manufacturers to significantly increase the functionality and thereby the complexity of semiconductor devices. New manufacturing techniques require absolute precision in the control of the recipes used in the semiconductor manufacturing process. The flow of gases and liquids into and out of the process chambers must be carefully monitored and controlled to ensure proper timing and duration of gas and chemical reactions within the chambers. Minor deviations from the prescribed process recipe or the introduction of contaminants in the process chambers can result in device defects and manufacturing yield loss.

      In order to achieve the required levels of precision and purity in the manufacture of semiconductor devices, gases are delivered to process chambers by delivery systems which have been integrated into a process tool. Gas delivery systems permit contamination-free handling and delivery of dangerous gases and chemicals at highly accurate flow rates, pressures and timing regimens and are used in a majority of the key semiconductor manufacturing process steps.

      A typical gas delivery system consists of one or more gas lines, comprised of several filters, mass flow controllers, regulators, pressure transducers and valves, associated interconnect tubing and an integrated electronic and/or pneumatic control system. Gas delivery systems are highly specific and are tailored to each individual step in the semiconductor manufacturing process as well as to the specific requirements of OEMs and end-users. Gas delivery systems are one of the most technologically complex subsystems incorporated into each process tool and represent a significant portion of the overall cost of each tool.

      The semiconductor capital equipment industry is highly cyclical. VLSI Research estimates that worldwide sales for semiconductor manufacturing equipment totaled $60.3 billion in 2000 and declined to $29.8 billion in 2002. VLSI estimates that this industry will grow 121% between 2002 and 2005.

      Historically, semiconductor capital equipment manufacturers have either manufactured the components and subsystems for their equipment internally or have relied on a number of small suppliers to provide these products.

      Today, however, OEMs are increasingly outsourcing the development, design, prototyping, engineering, manufacturing, assembly and testing of components and systems to subsystem suppliers in order to:

•	reduce their investments in inventory, property, plant and equipment in the face of cyclical demands for their products;

•	reduce design-to-delivery cycle times;

•	take advantage of subsystem suppliers’ ability to quickly modify and reconfigure product designs;

•	take advantage of subsystem suppliers’ inventory management capabilities and purchasing power; and

•	focus on their core competencies in light of increasing research and development requirements and industry-wide pricing pressure.

Because gas delivery systems are among the most technologically complex subsystems, we believe that OEMs need to establish strong partner relationships with companies that possess the engineering expertise, design capabilities, quality control, financial stability and highly flexible manufacturing operations required to satisfy the cyclical and constantly changing demands of semiconductor manufacturers.

Our Solution

      We are a leading developer and supplier of critical subsystems for the semiconductor capital equipment industry, focusing on gas delivery systems. Our products enable our OEM customers to improve the efficiency and reduce the costs of their design and manufacturing processes.

      We offer our customers:

A complete outsourced solution for gas delivery systems. We provide our OEM customers with a complete outsourced solution for the development, design, prototyping, engineering, manufacturing and testing of advanced gas delivery systems, one of the most critical and technologically complex elements of our customers’ products. Our engineers work with our customers to improve the design and performance of their gas delivery systems while reducing the system size and overall cost. We combine our highly specialized engineering capabilities and regulatory compliance expertise to produce high performance products that are customized to meet the needs of each of our customers and their respective end-users and to comply with applicable safety and environmental regulations and industry standards. In addition, we use our advanced analytical and automated equipment to perform comprehensive testing and qualification of final gas delivery systems. We provide our customers with a consolidated report of the key components utilized as well as the range of performance features for each gas delivery system we manufacture. We also manage the supply chain logistics required to manufacture gas delivery systems. This reduces the overall number of suppliers and inventory levels that our customers would otherwise have to manage. Furthermore, we believe we are often able to negotiate reduced component prices due to our large volume orders. As a result, we are able to help our customers improve their manufacturing efficiencies, design-to-delivery cycle times, capital utilization and product operating characteristics.

Improved design-to-delivery cycle times. Our strong relationships with our customers and familiarity with their products and requirements help us to reduce design-to-delivery cycle times for gas delivery systems. Our design teams are highly integrated with the design teams of our customers and in many instances are physically located at the OEM sites. In addition, we have optimized our supply chain management, coordination of design and manufacturing stages of production, logistics expertise and manufacturing controls and can rapidly respond to order requests. This decreases the design-to-delivery cycle times for our customers and reduces the amount of inventory we must carry, thereby lowering our manufacturing costs. In addition, we are able to quickly modify and reconfigure product designs in order to meet end-users’ constantly changing requirements as they adjust their manufacturing processes to optimize manufacturing yields and reduce equipment down-time.

Component neutral design and manufacturing. A typical gas delivery system consists of one or more gas lines, comprised of several filters, mass flow controllers, regulators, pressure transducers and valves, associated interconnect tubing and an integrated electronic and/or pneumatic control system. We do not manufacture any of the components ourselves and are therefore component neutral. This enables us to work with our customers to select the best available components for incorporation into their gas delivery systems. Our component neutral position allows us to recommend components on the basis of technology, performance and cost and to optimize our overall designs based on these criteria. It also enables us to maintain close relationships with a wide range of component suppliers who view us solely as a customer rather than as a competitor.

Component testing capabilities. In addition to our system testing capabilities, we utilize our engineering expertise to test key components, including mass flow controllers, regulators, pressure transducers and valves, that we incorporate into our gas delivery systems. We have made significant investments in advanced analytic and automated equipment to test and qualify key components. With our component testing capabilities we can perform diagnostic tests, design verification and failure analysis for both our customers and suppliers. Because we are component neutral, we can objectively test and assess a wide range of components. We believe that our component testing capabilities provide us with insight into future technological trends and provide our customers with an important value-added service.

Our Strategy

      Our objective is to be the leading supplier of advanced gas delivery systems that are critical to the semiconductor manufacturing process. We plan to use our development, design, prototyping, engineering, manufacturing and testing expertise and efficiency to allow us to continue to foster strong relationships with our existing customers and penetrate more of their product lines, while concurrently engaging in joint-development projects with new customers. We believe that these efforts will allow us to grow our market share of gas delivery systems and expand into other markets.

      Our strategy is comprised of the following key elements:

Increase our market share at existing customers. We believe that a significant market opportunity exists to grow our business with sales to our existing customers by both gaining market share from our competitors and obtaining new business in different product families as our customers continue to outsource their gas delivery system requirements. We believe that our continued focus on our technology development, design, engineering, manufacturing and testing expertise and efficiency, our design-to-delivery cycle times and ability to rapidly respond to non-forecasted demands from our customers will allow us to gain market share from our competitors and attract additional business from existing customers. In addition, we are expanding our manufacturing capacity to meet increased customer demand.

Broaden our customer base by expanding our resources and geographical presence. We plan to continue to grow our business and attract new customers by promoting both the merits of outsourcing by leading OEMs and our own proven ability to meet the demands of OEMs. As we grow our business, we plan to increase our sales and support resources, as well as design, engineering and manufacturing capabilities. Additionally, we plan to expand our geographic footprint in regions that put us in close proximity with both the manufacturing locations of new product families at existing customers as well as with new or potential customers. We believe significant growth opportunities exist in Europe and Asia.

Drive profitable growth with our flexible cost structure. In response to cyclical changes in the demand for semiconductor capital equipment, we undertake cost containment initiatives and benefit from our supply chain efficiencies. We believe that we are well positioned to respond to an upturn in our business with our current manufacturing capacity. In addition, we believe we can quickly and easily add additional manufacturing personnel and test equipment to meet increased demand.

Expand into new product markets using our existing expertise. We are committed to expanding beyond gas delivery systems into new product markets such as liquid delivery systems, catalytic steam generation systems and frame assembly design. We believe the following attributes will allow us to enter new markets:

•	our understanding of the semiconductor manufacturing process;

•	our expertise in efficient technology development, design, engineering, manufacturing and testing;

•	our supply chain management expertise; and

•	our strong relationships with existing customers.

Selectively pursue strategic acquisitions. We may choose to accelerate the growth of our business by selectively pursuing strategic acquisitions. We will consider strategic opportunistic acquisitions that will enable us to expand our geographic reach, secure new customers, diversify into complementary product markets and broaden our technological capabilities and product offerings.

Products

      We develop, design, prototype, engineer, manufacture and test gas delivery systems that enable the precise delivery of numerous specialty gases used in a majority of the key steps in the semiconductor manufacturing process, including deposition, etch, chemical mechanical planarization, cleaning and annealing. Our products control the flow, pressure, sequencing and mixing of specialty gases into and out of the process chambers of semiconductor manufacturing tools.

      A typical gas delivery system consists of one or more gas lines, comprised of several filters, mass flow controllers, regulators, pressure transducers and valves, associated interconnect tubing and an integrated electronic and/or pneumatic control system. These systems are mounted on a pallet and are typically enclosed in a sheet metal encasing.

      The following diagram depicts a typical gas delivery system configuration:

•	Filters prevent particle matter from entering the process chambers.

•	Mass flow controllers are devices that control the amount of gas flowing into the process chambers.

•	Regulators regulate gas pressure (usually by means of a pre-loaded spring) in order to maintain a constant level of downstream pressure.

•	Pressure transducers are pressure sensors that display and transmit an analog signal of gas pressure.

•	Valves provide positive shut-off for the gas stream, either by pneumatic control or manual operation.

      Our gas delivery systems minimize surface area and regions in the flow stream where contaminants may otherwise collect and stagnate. Our system designs are reconfigurable and can accommodate different components and additional functionality with each new generation of semiconductor devices. Our gas delivery systems are also capable of being upgraded to accommodate changes to existing processes within the lifecycle of a process tool.

      Our gas delivery system designs are developed in collaboration with our customers and are customized to meet the needs of the specific OEM. We do not sell standard systems. Our customers either specify the particular brands of components they want incorporated into a particular system or rely on our design expertise to help them select the appropriate components for their particular system. Our component neutral position allows us to recommend components to our customers on the basis of technology, performance and cost and to optimize our overall designs based on these criteria.

      In addition, we have developed a catalytic steam generator, or CSGS, which we intend to offer as a stand alone product or as an add-on feature to our gas delivery systems. Several semiconductor manufacturing process steps, including rapid thermal processing, oxidation, photo-resist stripping/ashing and post-etch metal passivation, utilize steam to accelerate growth rates or removal rates on wafers. Our CSGS produces ultra high purity steam that is suitable for these applications. Our CSGS can produce steam in a wide range of concentrations to meet various process requirements in both 200 mm and

300 mm wafer applications. Our CSGS features a modular design that is scalable and can be engineered to meet numerous process requirements and integrated within the footprint of the process tool.

Design, Engineering and Manufacturing

      We are able to produce reliable, cost-effective systems as a result of our proven design and engineering, manufacturing and testing expertise and attention to quality.

      Design and engineering. We provide our customers with design, configuration and engineering services for their gas delivery systems. As of December 31, 2003, we had a 42-person engineering department, consisting of mechanical engineers, drafters and configuration analysts. We have engineers working on-site at several of our customers’ facilities.

      We work with our customers to develop new product designs and help them to clarify and define their process tool requirements. Our component neutral position allows us to recommend components on the basis of technology, performance and cost and to optimize our overall designs based on these criteria. Our product designs address our customers’ needs in a reliable, cost-effective and highly customized manner. Our engineers work to quickly identify the appropriate components for a particular design and release the order for these components early in the development process so that material procurement can occur prior to the end of the development cycle. Our engineering design department also provides configuration services in which they define and release to our manufacturing facilities and to the customer a documentation package for each specific system. Additionally, our design expertise helps to ensure that new product designs will comply with applicable safety and environmental regulations and industry standards.

      As semiconductor manufacturers continuously adjust and modify their manufacturing processes to optimize manufacturing yields and reduce equipment down-time, our customers are required to make modifications to their process tools. We partner with our customers to rapidly develop optimal design, manufacturing and production solutions and implement appropriate modifications to gas delivery systems to meet end-users’ requirements. Our engineers are trained on our significant customers’ computer aided design systems in order to facilitate quick turnaround times.

      Manufacturing. Our manufacturing capabilities consist of precision machining, welding and assembly services. The breadth of our capabilities enables us to rapidly develop manufacturing specifications, provide precise and repeatable manufacturing and perform final assembly of complex integrated gas delivery systems. We manufacture components that adhere to strict design tolerances and specifications. We operate clean room manufacturing facilities in Menlo Park, California, Austin, Texas, and Tualatin, Oregon. We selected these manufacturing locations to permit us to be near our key customers and to allow us to interact with these customers on a regular basis. Each of our manufacturing facilities is ISO 9001:2000 certified and has been qualified by our customers with respect to the products we build for them. We generally implement new product and process technologies in our Menlo Park facility before migrating these technologies to our other facilities. We are currently expanding our clean room manufacturing facility in Austin, Texas in order to accommodate possible growth in demand. We expect to complete this expansion in January 2004.

      Our manufacturing process is highly flexible, enabling our customers to make alterations to their final requirements throughout the design, engineering and manufacturing process. This results in decreased design-to-delivery cycle times for our customers. We use product data management software to automate documentation changes driven by the engineering design and redesign processes to manage customer requests. This software works directly with our manufacturing resource planning system to streamline the procurement, inventory management and manufacturing processes.

      Supply-chain management. We use consignment material and just-in-time stocking programs to better manage our component inventories in response to changing customer requirements. These approaches enable us to significantly reduce our inventory levels and maintain flexibility in responding to changes in product demand. We believe our close relationships with key suppliers enable us to receive a level of supplier support that substantially strengthens our competitive position. We are able to fulfill customer requirements by pre-buying common parts from approved suppliers. Furthermore, we believe we are often able to negotiate reduced component prices due to our large volume orders.

      Testing. In order to ensure reliability, key components, such as mass flow controllers, valves, regulators and pressure transducers, are qualified prior to being integrated into our systems. These key components are generally tested to verify conformance with industry standards and specifications. Mass flow controllers are tested using a primary calibration test standard prior to installation in a gas delivery system. During the manufacturing process, all functions of the system are tested to assure that the lines are secure and properly connected, components operate correctly and pneumatic logic is correct as designed and built. This testing process also serves as a secondary test on the calibration of the mass flow controllers. Prior to shipping, each gas delivery system is thoroughly tested and verified to a zero particle level. Test data is made available to customers. In addition, every system shipped from our manufacturing facilities is digitally photographed, providing a permanent inspection record of the product. We use these photographs to assist us in answering customers’ questions about configuration or revision status while equipment is in the field and unavailable for direct inspection.

      Quality control. Our quality management system allows us to access real-time corrective action reports, nonconformance reports, customer complaints and controlled documentation. In addition, our senior management conducts quarterly reviews of our quality control system to evaluate effectiveness. Our customers also complete quarterly surveys which allow us to measure satisfaction.

      As a result of our commitment to, and strict compliance with, quality standards, we have received several service and quality awards from key customers for our performance and quality business processes. We were awarded the Novellus Outstanding Services Award in 2001 and 2002, the Novellus Outstanding Quality Award in 2002 and 2003 and the Lam Research Supplier Excellence Award in 2003. In addition, our products and manufacturing processes are designed to comply with applicable safety and environmental regulations and industry standards.

Customers

      We sell our products to manufacturers of capital equipment for the production of semiconductor devices. The semiconductor capital equipment industry is highly concentrated and we are therefore highly dependent upon a small number of customers.

      The following table sets forth the percentages of our total net sales to our three largest customers in each period presented.

				Nine Months
	Year Ended December 31,			Ended
				September 30,
	2000	2001	2002	2003

Customer A	46%	51%	46%	46%
Customer B	47%	40%	26%	26%
Customer C	—	—	26%	21%

Three largest customers as a group	93%	91%	98%	93%

      Customer A, Customer B and Customer C are the only customers who accounted for 10% or more of our total revenue during these periods.

Sales and Support

      We sell our products through our direct sales force which, as of December 31, 2003, consisted of a total of 15 sales directors, account managers and sales support staff. Our sales directors are responsible for establishing sales strategy and setting the objectives for specific customer accounts. Each account manager is dedicated to a specific customer account and is responsible for the day-to-day management of that customer. Account managers work closely with customers and in many cases provide on-site support. Account managers often attend customers’ internal meetings related to production, engineering design and quality to ensure that customer expectations are interpreted and communicated properly to our operations group. Account managers also work with our customers to identify and meet their cost and design-to-delivery cycle time objectives.

      We have dedicated account managers responsible for new business development for gas delivery system products and related technologies. Our new business development account managers initiate and develop long-term, multi-level relationships with customer accounts and work closely with customers on new business opportunities throughout the design-to-delivery cycle.

      Our sales force includes technical sales support for order placement, spare parts quotes and production status updates. We have a technical sales associate located at each of our manufacturing facilities. In addition, we have developed a service and support infrastructure to provide our customers with service and support 24 hours a day, seven days a week. Our dedicated field service engineers provide customer support through the performance of on-site installation, servicing and repair of our gas delivery systems.

Technology Development

      We engage in ongoing technology development efforts in order to remain a technology leader for gas delivery systems. We have a technology development group which, as of December 31, 2003, consisted of three persons, two of whom hold doctoral degrees. In addition, our design engineering and new product engineering groups support our technology development activities.

      Our technology development group works closely with our customers to identify and anticipate changes and trends in next generation semiconductor manufacturing equipment and, in particular, gas delivery systems. Our technology development group is involved in customer technology partnership programs that focus on process application requirements for gas delivery systems. These development efforts are designed to meet specific customer requirements in the areas of gas delivery system design, materials, component selection and functionality. Our technology development group also works directly with our suppliers to help them identify new component technologies and make necessary changes in, and enhancements to, the components that we integrate into our products. Our analytic and testing capabilities enable us to evaluate multiple supplier component technologies and provide customers with a wide range of appropriate component and design choices for their gas delivery systems. Our analytic and testing capabilities also enable us to predict technological changes and the requirements in component features for next generation gas delivery systems.

      Through our technology development efforts, we are developing additional features to improve the performance and functionality of our gas delivery systems. Recently, we have also developed a proprietary catalytic steam generator product which we intend to offer as a stand alone product or as an additional feature to our gas delivery systems.

      Our self-funded technology development and new product engineering expenses were approximately $518,000, $613,000, $733,000 (excluding our write-off of $889,000 of purchased in-process research and development) and $750,000 for 2000, 2001, 2002 and the nine month period ended September 30, 2003. We perform our technology development activities principally at our facilities in Menlo Park, California.

Intellectual Property

      Our success depends in part on our ability to maintain and protect our proprietary technology and to conduct our business without infringing the proprietary rights of others. Our business is largely dependent upon our design, engineering, manufacturing and testing know-how. We also rely on a combination of trade secrets and confidentiality provisions, and to a much lesser extent, patents, copyrights and trademarks, to protect our proprietary rights. As of September 30, 2003, we had four issued United States patents, all of which expire in 2018. As of September 30, 2003, we had one additional United States patent application pending. None of our patents is material to our business. Intellectual property that we develop on behalf of our customers is generally owned exclusively by those customers.

      We routinely require our employees, suppliers and potential business partners to enter into confidentiality and non-disclosure agreements before we disclose to them any sensitive or proprietary information regarding our products, technology or business plans. We require employees to assign to us proprietary information, inventions and other intellectual property they create, modify or improve.

      We may be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement of our proprietary rights and may lose our competitive position in the market if any such infringement occurs. In addition, competitors may design around our technology or develop competing technologies and know-how.

      In addition, third parties may claim that we are infringing their intellectual property rights, and although we do not know of any infringement by our products of the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our products. Any litigation regarding patents or other intellectual property rights could be costly and time-consuming and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to obtain licenses, which we may not be able to obtain on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products if any infringement claims against us prove successful.

Competition

      Our industry is highly fragmented, and we have numerous competitors. Our principal competitors are Celerity Group, Inc., Integrated Flow Systems, Matheson Tri-Gas, Inc. and Wolfe Engineering, Inc. When we compete for new business at OEMs, we often face competition from both other subsystem suppliers as well as the OEM’s internal manufacturing group. In addition, OEMs that have elected to outsource their gas delivery systems could elect in the future to develop and manufacture these subsystems internally, leading to further competition. We expect to face new competitors as we enter new markets. Some of our competitors have substantially greater financial, technical, manufacturing and marketing resources than we do. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of our current and future products. In addition, the limited number of potential customers in our industry further intensifies competition. We anticipate that increased competitive pressures will cause intensified price-based competition and we may have to reduce the prices of our products. The primary competitive factors in our industry are price, technology, quality, design-to-delivery cycle time, reliability in meeting product demand, service and historical customer relationships.

Employees

      As of December 31, 2003, we had 229 employees, of which 179 were full-time regular employees and 50 were temporary employees. Of our total employees, 42 were in engineering, 3 in technology development, 15 in sales and support, 80 in direct manufacturing, 72 in indirect manufacturing and 17 in executive and administrative functions. None of our employees are represented by a labor union and we have not experienced any work stoppages.

Facilities

      Our headquarters are located in Menlo Park, California, where we lease approximately 32,000 square feet of commercial space under a term lease that expires on July 31, 2004. We expect to be able to renew this lease prior to its expiration under similar terms. We use this space for our principal administrative, sales and support, engineering and technology development facilities and for manufacturing purposes. Approximately 6,500 square feet at our Menlo Park facility is a clean room manufacturing facility. We also have manufacturing facilities in Austin, Texas, and Tualatin, Oregon. In Austin, we lease approximately 12,000 square feet of manufacturing space under a lease term that expires on August 1, 2005, subject to renewal for up to five years at our option. Approximately 3,500 square feet in Austin is a clean room manufacturing facility. In Tualatin, we lease approximately 15,000 square feet of manufacturing space under a term lease that expires on October 15, 2007, subject to renewal for up to five years at our option. Approximately 4,000 square feet in Tualatin is a clean room manufacturing facility.

Backlog

      Our backlog of unfilled product orders was approximately $8.9 million at September 30, 2003. Backlog is calculated on the basis of firm orders. However, because we do not have long-term purchase orders or contracts that contain minimum purchase commitments with our customers, and because of the cyclical nature of the semiconductor capital equipment industry, our backlog at any particular date is not necessarily indicative of actual sales which may be generated for any succeeding period. Historically, our backlog levels have fluctuated based upon the ordering patterns of our customers.

Governmental Regulation and Environmental Matters

      Our operations are subject to federal, state and local regulatory requirements and foreign laws, relating to environmental, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our facilities. Our past or future operations may result in exposure to injury or claims of injury by employees or the public which may result in material costs and liabilities to us. Although some risk of costs and liabilities related to these matters is inherent in our business, we believe that our business is operated in substantial compliance with applicable regulations. However, new, modified or more stringent requirements or enforcement policies could be adopted, which could adversely affect us.

Legal Proceedings

      We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

      Set forth below is information concerning our chief executive officer, three other executive officers and one additional key employee who, based on salary and bonus compensation, were our most highly compensated employees for the year ended December 31, 2003, whom we refer to as the named employees, and our directors as of December 31, 2003:

Name	Age	Position

Clarence L. Granger	54	President, Chief Executive Officer, Chief Operating Officer and Director
Kevin L. Griffin	49	Chief Financial Officer
Bruce Wier	55	Vice President Engineering
Deborah Hayward	42	Vice President Sales
Dipanjan Deb	34	Director
David T. ibnAle	32	Director
Thomas M. Rohrs	53	Director
Key Employee:
Sowmya Krishnan, Ph.D.	35	Chief Technology Officer

      Clarence L. Granger, has served as our Chief Executive Officer since November 2002, as our President and Chief Operating Officer since March 1999 and as a director since May 2002. Mr. Granger served as our Executive Vice President and Chief Operating Officer from January 1998 to March 1999 and as our Executive Vice President of Operations from April 1996 to January 1998. Prior to joining Ultra Clean in April 1996, he served as Vice President of Media Operations for Seagate Technology from 1994 to 1996. Prior to that, Mr. Granger worked for HMT Technology as Chief Executive Officer from 1993 to 1994, as Chief Operating Officer from 1991 to 1993 and as President from 1989 to 1994. Prior to that, Mr. Granger worked for Xidex as Vice President and General Manager, Thin Film Disk Division, from 1988 to 1989, as Vice President, Santa Clara Oxide Disk Operations, from 1987 to 1988, as Vice President, U.S. Tape Operations, from 1986 to 1987 and as Director of Engineering from 1983 to 1986. Mr. Granger holds a master of science degree in industrial engineering from Stanford University and a bachelor of science degree in industrial engineering from the University of California at Berkeley.

      Kevin L. Griffin has served as our Chief Financial Officer since February 2000. Mr. Griffin served as our controller from May 1992 to February 2000. Prior to joining Ultra Clean in May 1992, Mr. Griffin served as Manager of Accounting and Finance at Mitsubishi International Corporation from 1989 to 1991. Prior to that, Mr. Griffin was employed by Rudolf & Sletten as a project accountant from 1987 to 1988. Mr. Griffin holds a bachelor of arts degree in economics and history from the University of California at Santa Barbara.

      Bruce Wier has served as our Vice President of Engineering since February 2000. Mr. Wier served as our Director of Design Engineering from July 1997 to February 2000. Prior to joining Ultra Clean in July 1997, Mr. Wier was the Engineering Manager for the Oxide Etch Business Unit at Lam Research from April 1993 to June 1997. Prior to that, Mr. Wier was the Senior Project Engineering Manager at Genus from May 1990 to April 1993, the Mechanical Engineering Manager at Varian Associates from November 1985 to May 1990, and the Principal Engineer/ Project Manager at Eaton Corporation from February 1981 to November 1985. Mr. Wier is also on the board of directors of, and is the Chief Financial Officer for, Acorn Travel, a travel company formed by his wife in 1999. Mr. Wier holds a bachelor of science degree cum laude in mechanical engineering from Syracuse University.

      Deborah Hayward has served as our Vice President of Sales since October 2002. Ms. Hayward served as our Senior Sales Director from May 2001 to October 2002, as Sales Director from February 1998 to May 2001 and as a major account manager from October 1995 to February 1998. Prior to joining Ultra

Clean in 1995, she was a customer service manager and account manager at Brooks Instruments from 1985 to 1995.

      Sowmya Krishnan, Ph.D., has served as our Chief Technology Officer since February 2001. Dr. Krishnan served as our Director of Technology Development from January 1998 to January 2001, as Manager of Technology Development from January 1995 to December 1997 and as manager of a joint evaluation program between Ultra Clean and VLSI Technology from February 1994 to December 1994. Dr. Krishnan holds a master of science degree in chemical engineering and a doctorate degree in chemical engineering from Clarkson University.

      Dipanjan Deb has served as a director of Ultra Clean since November 2002. Mr. Deb is a founder of Francisco Partners and has been a partner since its formation in August 1999. Prior to joining Francisco Partners, Mr. Deb was a principal with Texas Pacific Group from 1998 to 1999. Earlier in his career, Mr. Deb was director of semiconductor banking at Robertson Stephens & Company and a management consultant at McKinsey & Company. Mr. Deb is also on the board of directors of AMIS Holdings, Inc., Globespan Virata, Inc., Legerity Inc. and NP Test Holding Corporation. Mr. Deb holds a bachelor of science degree in electrical engineering and computer science from the University of California, Berkeley, where he was a Regents Scholar, and masters in business administration from the Stanford University Graduate School of Business.

      David T. ibnAle has served as a director of Ultra Clean since November 2002. Mr. ibnAle is a Principal of Francisco Partners and has been an investment professional with Francisco Partners since December 1999, when he joined as a Vice President. Prior to joining Francisco Partners, Mr. ibnAle was an Associate with Summit Partners from 1996 to 1998. Prior to that he worked in the Corporate Finance Department of Morgan Stanley & Co. from 1994 to 1996. Mr. ibnAle also worked in the Fixed Income Division of Goldman Sachs & Co. Mr. ibnAle holds an A.B. in public policy and an A.M. in international development policy from Stanford University and a masters in business administration from the Stanford University Graduate School of Business.

      Thomas M. Rohrs has served as a director of Ultra Clean since January 2003. Mr. Rohrs has been Vice President, Strategic Development, of Applied Global Services since October 2003. Prior to that, he was a senior advisor to Applied Materials, Inc. from May 2002 to September 2003 and Senior Vice President, Global Operations, at Applied Materials, Inc. from November 1997 to April 2002. Prior to that he was Vice President, Worldwide Operations, for Silicon Graphics from 1992 to 1997 and Senior Vice President, Manufacturing and Customer Service, at MIPS Computer Systems from 1989 to 1992. From 1997 to 1988, Mr. Rohrs was employed by Hewlett Packard in a number of managerial positions. Mr. Rohrs is on the board of directors of Magma Design Automation, Inc., Ion Systems, Inc. and nthOrbit, Inc. Mr. Rohrs has a bachelor of science in mechanical engineering from the University of Notre Dame and a masters in business administration from Harvard Business School. He serves on the Engineering Advisory Council for the University of Notre Dame.

Board Structure and Compensation

      Our principal stockholder, FP-Ultra Clean, LLC, which is controlled by Francisco Partners, has the right to nominate for election a majority of the members of our board of directors as long as it holds at least 25% of our common stock. However, as FP-Ultra Clean, LLC’s ownership interest in us decreases, its right to nominate directors will be reduced as follows:

Percent of nominees for election
Percentage stock ownership	to our board of directors

25% or more	50%
Less than 25%	25%
Less than 20%	20%
Less than 10%	10%
Less than 5%	0%

      Our board of directors currently consists of four directors. All of our directors will stand for election at each annual meeting of stockholders. Non-employee directors will be paid an annual fee in an amount to be determined. Directors will be eligible for stock option grants under our Amended and Restated 2003 Stock Incentive Plan, as amended immediately prior to the completion of this offering. For the year ended December 31, 2003, Mr. Rohrs was granted 130,000 options to purchase shares of our common stock in connection with services performed as a director. Mr. Rohrs also provided consulting services to us during 2003 for which he earned a one-time fee of $25,000.

      Our board of directors has the following committees:

Audit Committee. Our audit committee consists of Messrs. Deb, ibnAle and Rohrs. The audit committee reviews our financial statements and accounting practices and makes recommendations to our board of directors regarding the selection of independent auditors. In addition, any transaction in which one of our directors has a conflict of interest must be disclosed to our board of directors and reviewed by the audit committee. Under our corporate governance guidelines, if a director has a conflict of interest, the director must disclose the interest to the audit committee and our board of directors and must recuse himself or herself from participation in the discussion and must not vote on the matter. In addition, the audit committee is authorized to retain special legal, accounting or other advisors in order to seek advice or information with respect to all matters under consideration, including potential conflicts of interest.

Compensation Committee. Our compensation committee consists of Messrs. Deb, ibnAle and Rohrs. The compensation committee makes recommendations to our board of directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Deb, ibnAle and Rohrs. The nominating and corporate governance committee identifies and recommends nominees to our board of directors, oversees and sets compensation for our directors and oversees compliance with our corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

      No member of the compensation committee will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the caption “Certain Relationships and Related Party Transactions.”

Executive Compensation

      The following table sets forth compensation information for 2003 for the named employees.

Summary Compensation Table

	Annual Compensation

				Other
				Annual	All Other
Name And Principal Position	Salary	Bonus		Compensation	Compensation (1)

Clarence L. Granger	$233,076	$34,454			$10,937
President, Chief Executive Officer
Kevin L. Griffin	179,663	17,498			665
Chief Financial Officer
Bruce Wier	180,838	13,707			9,404
Vice President Engineering
Deborah Hayward	110,298	70,415	(2)		2,956
Vice President Sales
Sowmya Krishnan, Ph.D.	123,654	6,124			3,700
Chief Technology Officer

(1)	Amounts shown under “All Other Compensation” reflect our contributions to our 401(k) plan on behalf of the named employees. In addition, the amounts shown for Mr. Granger, Mr. Griffin and Mr. Wier also include $2,197, $665 and $1,266, respectively, for life insurance premiums.

(2)	This amount reflects commissions paid to Ms. Hayward.

Stock Option Grants in 2003

      The following table sets forth information concerning grants of options to acquire shares of our common stock granted to the named employees for the year ended December 31, 2003. All options listed in the table become vested and exercisable over a four year period from the grant date, with the first 25% vesting on the first anniversary of the grant date and  1/48 of the shares vesting monthly thereafter. The options were granted at an exercise price equal to the fair market value of our common stock on the grant date, as determined by our board of directors.

	Individual Grants
					Potential Realizable Value at
	Number of	Percentage of			Assumed Annual Rates of
	Securities	Total Options			Stock Price Appreciation for
	Underlying	Granted to			Option Term(1)
	Options	Employees in	Exercise Price
Name	Granted	2003	($/Share)	Expiration Date	5%	10%

Clarence L. Granger	1,540,000	36.08%	$0.25	2/20/2013	$	$
Kevin L. Griffin	500,000	11.72	0.25	2/20/2013
Bruce Wier	355,000	8.32	0.25	2/20/2013
Deborah Hayward	185,000	4.33	0.25	2/20/2013
	65,000	1.52	0.25	7/28/2013
Sowmya Krishnan	125,000	2.93	0.25	2/20/2013

(1)	This represents hypothetical gains that would exist for the options at the end of their respective terms based on assumed annualized rates of compound stock price appreciation from the date of this prospectus of 5% and 10% based on an assumed initial public offering price of $ per share. The disclosure of 5% and 10% assumed rates is required by the rules of the Securities and Exchange Commission and does not represent our estimate or projection of future common stock prices or stock price growth.

Aggregate Option Exercises in 2003 and Year-End Option Values

      The following table sets forth information regarding unexercised options held as of December 31, 2003 by each of the named employees. None of the named employees exercised any stock options in the year ended December 31, 2003.

	Number of Securities		Value of Unexercised
	Underlying Unexercised Options		In-The-Money Options at
	at December 31, 2003		December 31, 2003(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Clarence L. Granger	—	1,540,000	—	$
Kevin L. Griffin	—	500,000	—
Bruce Wier	—	355,000	—
Deborah Hayward	—	250,000	—
Sowmya Krishnan	—	125,000	—

(1)	The value of unexercised in-the-money options is based on an assumed initial public offering price of $ per share, minus the exercise price of the option, multiplied by the number of shares issued upon the exercise of the option.

Employment Agreements

Employment Agreement with Clarence L. Granger

      We have entered into an employment agreement with Clarence L. Granger dated November 15, 2002, pursuant to which he agreed to serve as our President and Chief Executive Officer. His employment agreement provides for a base salary of $240,000. He received a signing bonus, of which approximately $74,000 was paid in cash, $88,000 was paid in cash but used to purchase our common stock, and $265,000 was placed in a deferred compensation arrangement payable after seven years (or earlier in the discretion of our board of directors). Under this deferred compensation arrangement, we have agreed to pay interest of 2.7% per annum on the deferred amount, payable on June 30 and December 31 of each year. In the event that Mr. Granger is terminated by us without cause at any time or Mr. Granger resigns within six months after a change of control with good reason, he is entitled to continue to receive the amount of his base salary for 12 months (offset by any income earned by him during such 12 months) and 12 months’ accelerated vesting of his options. Mr. Granger also entered into a non-compete agreement with us which expires on November 15, 2004.

Employment Agreement with Kevin L. Griffin

      We have entered into an employment agreement with Kevin L. Griffin dated November 15, 2002, pursuant to which he agreed to serve as our Chief Financial Officer. His employment agreement provides for a base salary of $185,000. He received a signing bonus of $314,000. In the event that Mr. Griffin is terminated by us without cause, he is entitled to continue to receive the amount of his base salary for 12 months (offset by any income earned by him during such 12 months) and 12 months’ accelerated vesting of his options. Mr. Griffin also entered into a non-compete agreement with us which expires on November 15, 2004.

Restricted Securities Purchase Agreements

      In connection with the Ultra Clean acquisition, we issued and sold an aggregate of 715,900 shares of our common stock at a purchase price of $0.25 per share and $536,900 aggregate principal amount of our Series A Senior Notes to some of our key employees, including Messrs. Granger, Griffin and Wier and Dr. Krishnan. We also granted an aggregate of 1,074,100 shares of our common shares and $805,500 aggregate principal amount of our Series A Senior Notes to these same members of our management, which we refer to as bonus securities. The bonus securities vest at a rate of 25% annually over a four year period, subject to continued employment, and become fully vested upon a change in control. The first 25%

of the bonus securities vested in November 2003. The purchase by and grant of securities to each of the members of our management was made pursuant to a Restricted Securities Purchase Agreement, each dated as of November 26, 2002. We expect to repurchase the vested portion of our Series A Senior Notes held by our management with a portion of the net proceeds of this offering. See “Use of Proceeds.” Unvested shares and notes will continue to vest pursuant to the terms of the Restricted Securities Purchase Agreements.

      The following table sets forth the purchase by and grant of notes and common stock to some of our key employees:

Name	Purchased Shares	Purchased Notes	Bonus Shares	Bonus Notes

Clarence L. Granger	424,800	$318,600	637,200	$477,900
Kevin L. Griffin	121,300	91,000	182,000	136,500
Bruce Wier	84,900	63,700	127,400	95,600
Sowmya Krishnan	30,300	22,700	45,500	34,100
Other	54,600	40,900	82,000	61,400

Total	715,900	$536,900	1,074,100	$805,500

Benefit Plans

Amended and Restated 2003 Stock Incentive Plan

      Our board of directors has adopted, and our stockholders have approved, our Amended and Restated 2003 Stock Incentive Plan, as amended immediately prior to the completion of this offering. The plan provides for the grant of stock options and other stock-based awards, such as restricted stock or restricted stock units. Employees, consultants and non-employee members of our board of directors of us or any of our subsidiaries are eligible to receive awards under the plan.

      As of December 31, 2003, there were outstanding options to purchase                      shares of common stock under the plan. Upon completion of this offering, stock awards under the plan may consist of a maximum of                      shares of common stock, subject to adjustment in the event of certain corporate events such as stock splits.

      Our board of directors or a committee appointed by our board of directors administers the plan. Subject to the provisions of the plan, our board of directors or the committee, as applicable, has the authority to, among other things, make rules and regulations appropriate for the administration of the plan and determine the persons to whom awards may be granted, the number of shares to be covered by each award, the exercise or purchase price of each award, if applicable, the vesting schedule of each award, and whether a stock option will be designated as an incentive stock option or non-statutory stock option.

      Unless otherwise provided in the optionee’s option agreement, if the optionee’s employment is terminated other than due to death or disability or for cause, then the optionee has three months from the date of termination to exercise any options that are vested and exercisable on the date of termination. If the optionee’s termination of employment is due to the optionee’s death or disability, all vested and exercisable stock options on the date of termination will remain exercisable for 12 months following the date of termination. If the optionee’s employment is terminated for cause, any outstanding options, whether vested or unvested, will terminate immediately. Regardless of the reason for termination (including death or disability), in no event may any option be exercised following its expiration.

      Subject to certain conditions and stockholder approval as necessary, our board of directors may amend, alter or terminate the plan at any time, but no amendment may impair the rights of any optionee with respect to any outstanding option without that optionee’s consent. Unless terminated earlier by our board of directors, the plan will terminate in 2013.

401(k) Plan

      We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Eligible employees may make pre-tax contributions to the plan of a percentage of their eligible compensation, subject to certain limits. We match between 50% and 100% of employee contributions (up to 6% of the employee’s annual eligible compensation), depending on the years of service of the employee.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock outstanding as of December 31, 2003 and on an as adjusted basis to reflect the sale of shares in this offering for:

•	each person or group known by us to beneficially own more than 5% of our common stock;

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholder, FP-Ultra Clean, LLC, that is offering shares in the over-allotment option granted to the underwriters.

      In accordance with the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of December 31, 2003. Shares issuable pursuant to stock options are deemed outstanding for computing the ownership percentage of the person holding such options but are not outstanding for computing the ownership percentage of any other person. The number of shares of common stock outstanding after this offering reflects the sale of                      shares of common stock in this offering. The percentage of beneficial ownership for the following table is based on                      shares of common stock outstanding as of December 31, 2003.

      Unless otherwise indicated, the address of each of the named entities or individuals is c/o Ultra Clean Holdings, Inc., 150 Independence Drive, Menlo Park, California 94025. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

			Shares Beneficially			Shares Beneficially
			Owned After the			Owned After the
	Shares Beneficially		Offering Without			Offering With
	Owned Before the		Exercise of Over-		Number of	Exercise of Over-
	Offering		Allotment Option		Shares Offered	Allotment Option
Name and Address of					in Over-
Beneficial Owner	Number	Percent	Percent	Number	Allotment	Number	Percent

Greater than 5% Stockholders:
FP-Ultra Clean, LLC(1)
c/o Francisco Partners, L.P.
2882 Sand Hill Road, Suite 280
Menlo Park, CA 94025
Francisco Partners, L.P.(2)
c/o Francisco Partners, L.P.
2882 Sand Hill Road, Suite 280
Menlo Park, CA 94025

Named Executive Officers and Directors:
Clarence L. Granger
Kevin L. Griffin
Bruce Wier
Deborah Hayward

			Shares Beneficially			Shares Beneficially
			Owned After the			Owned After the
	Shares Beneficially		Offering Without			Offering With
	Owned Before the		Exercise of Over-		Number of	Exercise of Over-
	Offering		Allotment Option		Shares Offered	Allotment Option
Name and Address of					in Over-
Beneficial Owner	Number	Percent	Percent	Number	Allotment	Number	Percent

Dipanjan Deb(3)
David ibnAle(4)
Thomas M. Rohrs
All executive officers and directors as a group (7 persons)(5)

*	Less than 1% of the outstanding shares of common stock.

(1)	All of the membership interests of FP-Ultra Clean, LLC are beneficially owned by Francisco Partners, L.P. Voting and investment power belongs to a group of managing directors of Francisco Partners, L.P. Francisco Partners, L.P.’s managing directors include Dipanjan Deb, David Stanton, Benjamin Ball, Neil Garfinkel, David Golob, Sanford Robertson, Gerald Morgan and Keith Geeslin. The voting and investment power belongs to a group and not to any individual managing director. Each of these managing directors disclaims beneficial ownership of the securities held by Francisco Partners, L.P., except with respect to his pecuniary interest in Francisco Partners, L.P.

(2)	Francisco Partners, L.P.’s managing directors include Dipanjan Deb, David Stanton, Benjamin Ball, Neil Garfinkel, David Golob, Sanford Robertson, Gerald Morgan and Keith Geeslin.

(3)	Mr. Deb is a managing director of Francisco Partners, L.P. and disclaims beneficial ownership of the shares held by Francisco Partners, L.P., except with respect to his pecuniary interest in Francisco Partners, L.P.

(4)	Mr. ibnAle is a principal of Francisco Partners, L.P. and disclaims beneficial ownership of the shares held by Francisco Partners, L.P., except with respect to his pecuniary interest in Francisco Partners, L.P.

(5)	Excludes Dr. Krishnan, as she is not an executive officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Francisco Partners

      On November 15, 2002, Ultra Clean Holdings, Inc., which is owned by FP-Ultra Clean, LLC (95.2%) and by some of our key employees (4.8%), acquired Ultra Clean Technology Systems and Service, Inc. After completion of this offering, FP-Ultra Clean, LLC will own approximately           % of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option. Two of our directors, Messrs. Deb and ibnAle, are employees of Francisco Partners. Set forth below is a brief description of the existing relationships and agreements between us and Francisco Partners.

5% Series A Senior Notes due 2009

      In connection with the Ultra Clean acquisition, we issued and sold to FP-Ultra Clean, LLC, in a series of transactions from November 15, 2002 through December 2, 2002, an aggregate of $29,250,000 of our Series A Senior Notes. The notes bear interest at a rate of 5% per annum which is payable in cash, semi-annually, on June 15 and December 15 and can be repaid, in whole or in part, without penalty. We expect to repurchase these notes with a portion of the net proceeds of this offering. See “Use of Proceeds.”

Financial Advisory Fee

      In connection with the Ultra Clean acquisition, we paid an advisory fee of $2.0 million to Francisco Partners Management, LLC, an affiliate of Francisco Partners, L.P. In addition, subject to the completion of this offering, we have agreed to pay Francisco Partners Management, LLC, also an affiliate of Francisco Partners, a one-time fee of $2.0 million for advisory services performed in connection with our initial public offering. We are not required to pay any additional advisory services or other similar fees to Francisco Partners or any of its affiliates.

Stockholder’s Agreement

      We and FP-Ultra Clean, LLC have entered into a stockholder’s agreement. The stockholder’s agreement covers matters of corporate governance, restrictions on transfer of our securities and information rights.

      Corporate Governance. The stockholder’s agreement provides that FP-Ultra Clean, LLC has the right to nominate for election members of our board of directors as set forth under “Management — Board Structure and Compensation.”

      The stockholder’s agreement also provides that our board of directors may not take certain significant actions without the approval of FP-Ultra Clean, LLC as long as it owns at least 25% of our outstanding common stock. These actions include:

•	mergers, acquisitions or certain sales of assets;

•	any liquidation, dissolution or bankruptcy;

•	issuances of securities;

•	determination of compensation and benefits for our chief executive officer and chief financial officer;

•	appointment or dismissal of any of the chairman of our board of directors, chief executive officer, chief financial officer or any other executive officer in any similar capacity;

•	amendments to the stockholder’s agreement or exercise or waiver of rights under the stockholders’ agreement;

•	amendments to our charter or bylaws;

•	any increase or decrease in the number of directors that comprise our board of directors;

•	the declaration of dividends or other distributions;

•	any incurrence or refinancing of indebtedness in excess of $10 million;

•	approval of our business plan, budget and strategy; and

•	modification of our long-term business strategy.

      All of the provisions of the stockholder’s agreement are expressly subject to any requirements as to governance imposed by rules of the Securities and Exchange Commission, The Nasdaq National Market or any other exchange on which our securities are listed.

      Restrictions on Transfer. Generally, FP-Ultra Clean, LLC is prohibited from transferring its securities of Ultra Clean Holdings, Inc. without complying with restrictions relating to the timing of the transfer, the number of securities subject to the transfer and the transferee of such securities.

      Information Rights. So long as FP-Ultra Clean, LLC holds any of our securities, it has the right to receive from us financial information, monthly management reports, reports from our independent public accountants and such additional information regarding our financial position or business as it reasonably requests.

Registration Rights Agreement

      FP-Ultra Clean, LLC has registration rights with respect to our common stock pursuant to the registration rights agreement dated December 2, 2002.

      Demand Registration. The registration rights agreement provides that, after we have completed this offering and upon the expiration of the lock-up period imposed by the underwriters, we can be required to effect additional registration statements, or demand registrations, registering the securities held by FP-Ultra Clean, LLC. We are required to pay the registration expenses in connection with each demand registration. We may decline to honor any of these demand registrations if the aggregate gross proceeds expected to be received does not equal or exceed $5.0 million or if we have effected a demand registration within the preceding ninety days. If a demand registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion in the demand registration shall be such that first priority shall be given to FP-Ultra Clean, LLC and its permitted transferees.

      Incidental Registration. In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration on Form S-8 or S-4 or successor forms to these forms, whether or not such registration is for our own account, FP-Ultra Clean LLC will have the opportunity to participate in such registration. Expenses relating to these “incidental registrations” are required to be paid by us.

      If an incidental registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion shall be such that first priority shall be given to us and second priority shall be given to FP-Ultra Clean, LLC and its permitted transferees. We and the stockholders selling securities under a registration statement are required to enter into customary indemnification and contribution arrangements with respect to each registration statement. FP-Ultra Clean, LLC has agreed not to exercise its registration rights without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus.

Transactions with Management

      In connection with the Ultra Clean acquisition, we issued and sold an aggregate of 715,900 shares of our common stock at a purchase price of $0.25 per share and $536,900 aggregate principal amount of our Series A Senior Notes to some of our key employees, including Messrs. Granger, Griffin and Wier and Dr. Krishnan. The notes were issued and sold on the same terms as the notes issued and sold to FP-Ultra Clean, LLC. See “— Relationship with Francisco Partners — Series A Senior Notes.” We also granted an aggregate of 1,074,100 shares of our common stock and $805,500 aggregate principal amount of our Series A Senior Notes to these same members of our management, which we refer to as bonus securities. See “Management — Restricted Securities Purchase Agreements.” The bonus securities vest at a rate of 25% annually over a four year period, subject to continued employment, and become fully vested upon a change in control. The first 25% of the bonus securities vested in November 2003. The purchase by and grant of securities to each of the members of our management was made pursuant to a Restricted Securities Purchase Agreement, each dated as of November 26, 2002. We expect to repurchase the vested portion of our Series A Senior Notes with a portion of the net proceeds of this offering. See “Use of Proceeds.” Unvested shares and notes will continue to vest pursuant to the terms of the Restricted Securities Purchase Agreements.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon completion of this offering, we will have                      shares of common stock outstanding, assuming no exercise of any stock options outstanding as of December 31, 2003. Of these shares, the                      shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date

On the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately                      shares immediately after this offering, or the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Rule 701

      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

      The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

      Upon completion of this offering, FP-Ultra Clean, LLC, the holder of                      shares of common stock, or its transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For further information regarding these registration rights, see “Certain Relationships and Related Party Transactions — Relationship with Francisco Partners — Registration Rights Agreement.”

Stock Options

      As of December 31, 2003, options to purchase a total of                      shares of common stock were outstanding. All of the shares subject to options are subject to lock-up agreements. As of December 31, 2003, an additional                      shares of common stock were available for future option grants under our Amended and Restated 2003 Stock Incentive Plan, as amended immediately prior to the completion of this offering.

      Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our Amended and Restated 2003 Stock Incentive Plan, as amended immediately prior to the completion of this offering. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under the Form S-8 registration statement will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

      Our officers, directors and substantially all of our security holders have entered into the lock-up agreements described in “Underwriting.”

DESCRIPTION OF CAPITAL STOCK

      The following description summarizes the material terms of our capital stock. This information does not purport to be complete and is subject in all respects to the applicable provisions of our amended and restated certificate of incorporation and bylaws.

General Matters

      Upon completion of this offering, our authorized capital stock will consist of                      shares of common stock and                      shares of undesignated preferred stock. After giving effect to this offering and the filing of our amended and restated certificate of incorporation, we will have                      shares of common stock and no shares of preferred stock outstanding.

Common Stock

      Our amended and restated certificate of incorporation provides that we may issue                      shares of common stock, par value $0.001 per share. As of December 31, 2003, we had                      record holders of our common stock. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources. We will apply to have our common stock listed for quotation on The Nasdaq National Market under the symbol “UCTT.”

Preferred Stock

      Upon the closing of this offering, our board of directors will be authorized, subject to any limitations imposed by law, without stockholder approval, from time to time to issue up to a total of                      shares of preferred stock, par value $0.001 per share, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as our board of directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our voting stock outstanding. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Measures

      Delaware law and provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control. The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. However, we have elected not to be governed by Section 203 of Delaware law, which means that we have elected not to take advantage of anti-takeover protection related to transactions with interested stockholders. Additionally, provisions of our amended and restated certificate of incorporation and bylaws to be effective on the completion of this offering could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	a requirement that special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors (if any), our president or our secretary;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of our board of directors to issue, without stockholder approval, preferred stock with such terms as our board of directors may determine.

      In addition to the anti-takeover measures described above, provisions of our stockholder’s agreement with FP-Ultra Clean, LLC could deter, delay or prevent a third party from acquiring us. See “Certain

Relationships and Related Party Transactions — Relationship with Francisco Partners — Stockholder’s Agreement.”

Transfer Agent and Registrar

      Wells Fargo Shareowner Services will serve as the transfer agent and registrar for our common stock. The transfer agent’s address is 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139 and the telephone number is (800) 468-9716.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder” and that does not own, and is not deemed to own, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation or

•	foreign estate or trust.

      A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

      This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions, and final and temporary Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

      As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do make distributions, however, distributions made to a non-U.S. holder of common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock (but not below zero) and then will be treated as gain from the sale of common stock.

      The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

      Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. Unless you comply with certification procedures to establish that you are not a United States person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of common stock and you may be subject to backup withholding tax on payments of dividends or on the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

      An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2004, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Banc of America Securities LLC and Piper Jaffray & Co. are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Piper Jaffray & Co.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of  additional outstanding shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/ dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholder	$	$	$	$

      The representatives have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus, except for up to $15,000,000 in value of shares of common stock we may issue in connection with an acquisition provided that the recipients of such shares agree to be bound by the terms of the foregoing agreement.

      Our officers, directors and holders of our outstanding securities have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, our officers, directors and security holders subject to lock-up agreements may transfer shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock as a bona fide gift or to family trusts, provided that the transferee agrees to the lock-up terms applicable to the transferor.

      We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We will apply to list the shares of common stock for quotation on The Nasdaq National Market under the symbol “UCTT.”

      Some of the underwriters have provided investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation between us and the underwriters and does not necessarily reflect the market price for the common stock following the offering. The principal factors that were considered in determining the public offering price included:

•	the history of and prospects for our industry and for semiconductor companies generally;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	our earnings prospects;

•	the general condition of the securities markets at the time of this offering; and

•	recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

      We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

      By purchasing our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases our common stock offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our common stock was offered to the purchaser and if the purchaser is shown to have purchased our common stock with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock being offered will be passed upon for us by Davis Polk & Wardwell, Menlo Park, California. Selected legal matters in connection with this offering will be passed on for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

      The consolidated financial statements as of December 31, 2001 and 2000, and for the years ended December 31, 2000 and 2001, and the periods from January 1, 2002 through November 15, 2002 and November 16, 2002 through December 31, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed a registration statement regarding this offering on Form S-1, including all amendments and supplements thereto, with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement, certain items of which are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. You should refer to the registration statement and its exhibits to read that information. Statements made in this prospectus as to any of our contracts, agreements or other documents referred to are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may read and copy information omitted from this prospectus but contained in the registration statement at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also request copies of all or any portion of such material from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, materials filed electronically with the Securities and Exchange Commission are available at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at: Ultra Clean Technology, 150 Independence Drive, Menlo Park, California 94025, (650) 323-4100.

      We intend to furnish to our stockholders annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information, in each case prepared in accordance with generally accepted accounting principles.

INDEX TO FINANCIAL STATEMENTS

ULTRA CLEAN HOLDINGS, INC.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of Ultra Clean

     Holdings, Inc.:

      We have audited the accompanying balance sheet of Ultra Clean Technology Systems and Service, Inc. (“Predecessor”) as of December 31, 2001, and the related statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2000 and 2001 and for the period from January 1, 2002 through November 15, 2002 (date of disposition) and the accompanying consolidated balance sheet of Ultra Clean Holdings, Inc. and subsidiary (“Ultra Clean”)(together with Predecessor, the “Company”), successor company, as of December 31, 2002, and the related statements of operations, stockholders’ equity and cash flows for the period from November 16, 2002 (date of acquisition) through December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of Predecessor as of December 31, 2001, and the related statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2000 and 2001 and for the period from January 1, 2002 through November 15, 2002 and the consolidated financial position of the Ultra Clean, successor company, as of December 31, 2002, and the related statements of operations, stockholders’ equity and cash flows for the period from November 16, 2002 through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

September 19, 2003

San Jose, California

ULTRA CLEAN HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	Predecessor

	December 31,	December 31,	September 30,
	2001	2002	2003

			(Unaudited)
ASSETS
Current assets:
Cash	$760	$6,237	$7,252
Accounts receivable	4,371	8,362	7,265
Income tax receivable	—	1,357	653
Inventories	6,604	8,229	6,048
Deferred income taxes	1,374	2,004	2,471
Prepaid expenses and other	1,102	201	280

Total current assets	14,211	26,390	23,969

Equipment and leasehold improvements:
Computer equipment and software	2,954	722	944
Furniture and fixtures	668	175	175
Machinery and equipment	7,018	1,410	1,484
Leasehold improvements	4,289	2,603	2,483

	14,929	4,910	5,086
Accumulated depreciation and amortization	(10,476)	(230)	(1,342)

Equipment and leasehold improvements, net	4,453	4,680	3,744

Long-term assets:
Goodwill	—	6,608	6,613
Intangible assets	—	8,987	8,987
Other assets	262	429	368
Noncurrent deferred income taxes	1,726	1,742	1,826

Total assets	$20,652	$48,836	$45,507

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,946	$7,237	$6,344
Accrued expenses and other liabilities	1,082	3,036	1,065
Notes payable to related parties	8,400	—	—
Capital lease obligations, current portion	264	50	87

Total current liabilities	11,692	10,323	7,496
Capital lease obligations and other liabilities	290	612	433
Series A Senior Notes to related parties, net of deferred compensation of $780 and $629 in 2002 and 2003, respectively	—	29,812	29,963

Total liabilities	11,982	40,747	37,892

Commitments and contingencies (see Note 6)
Stockholders’ equity:
Common stock — no par value in Predecessor shares and $0.01 par value in Ultra Clean shares; authorized 10,000,000 shares in Predecessor and 60,000,000 shares in Ultra Clean; issued and outstanding, 3,680,000, 40,791,000 and 40,981,580 shares in 2001, 2002 and 2003, respectively	6,440	10,198	10,299
Deferred compensation	—	(260)	(261)
Retained earnings (accumulated deficit)	2,230	(1,849)	(2,423)

Total stockholders’ equity	8,670	8,089	7,615

Total liabilities and stockholders’ equity	$20,652	$48,836	$45,507

See notes to consolidated financial statements.

ULTRA CLEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Predecessor

			January 1,		November 16,
	Years Ended		2002	Nine Months	2002	Nine Months
	December 31,		Through	Ended	Through	Ended
			November 15,	September 30,	December 31,	September 30,
	2000	2001	2002	2002	2002	2003

				(Unaudited)		(Unaudited)
Sales	$83,001	$76,486	$76,338	$67,618	$7,916	$51,762
Cost of goods sold	68,242	66,129	66,986	58,529	7,972	46,033

Gross profit (loss)	14,759	10,357	9,352	9,089	(56)	5,729

Operating expenses
Research and development	518	613	634	524	99	750
Sales and marketing	1,241	1,302	1,586	1,380	332	1,453
General and administrative	3,746	3,127	6,626	2,279	962	3,492
In-process research and development	—	—	—	—	889	—

Total operating expenses	5,505	5,042	8,846	4,183	2,282	5,695

Income (loss) from operations	9,254	5,315	506	4,906	(2,338)	34

Other income (expense):
Interest expense	(687)	(436)	(170)	(146)	(182)	(1,106)
Other income (expense), net	—	(4)	(6)	—	4	(8)

Total other expense	(687)	(440)	(176)	(146)	(178)	(1,114)

Income (loss) before income taxes	8,567	4,875	330	4,760	(2,516)	(1,080)
Income tax (provision) benefit	136	(1,981)	(642)	(2,048)	667	506

Net income (loss)	$8,703	$2,894	$(312)	$2,712	$(1,849)	$(574)

Net income (loss) per share
Basic	$2.36	$0.79	$(0.08)	$0.74	$(0.05)	$(0.01)
Diluted	$1.95	$0.64	$(0.08)	$0.60	$(0.05)	$(0.01)
Shares used in computing net income (loss) per share:
Basic	3,680	3,680	3,680	3,680	37,264	39,874
Diluted	4,467	4,535	3,680	4,516	37,264	39,874

See notes to consolidated financial statements.

ULTRA CLEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollars in thousands)

				Retained
	Common Stock			Earnings	Total
			Deferred	(Accumulated	Stockholders’
	Shares	Amount	Compensation	Deficit)	Equity

Balance, January 1, 2000	3,680,000	$6,440	$—	$(9,367)	$(2,927)
Net income	—	—	—	8,703	8,703

Balance, December 31, 2000	3,680,000	6,440	—	(664)	5,776
Net income	—	—	—	2,894	2,894

Balance, December 31, 2001	3,680,000	6,440	—	2,230	8,670
Net loss			—	(312)	(312)

Predecessor ending balance, November 15, 2002	3,680,000	$6,440	$—	$1,918	$8,358

Beginning balance, November 16, 2002	—	$—	$—	$—	$—
Issuance of common stock at $0.001 par value for formation of Ultra Clean Holdings	1,000	—	—	—	—
Issuance of common stock at $0.25 per share	39,715,900	9,930	—	—	9,930
Issuance of common stock to employees, related to stock-based compensation	1,074,100	268	(268)	—	—
Deferred compensation amortization	—	—	8	—	8
Net loss	—	—	—	(1,849)	(1,849)

Balance, December 31, 2002	40,791,000	10,198	(260)	(1,849)	8,089
Issuance of common stock (unaudited)	190,580	47	—	—	47
Deferred stock based compensation (unaudited)	—	54	(54)	—	—
Deferred compensation amortization (unaudited)	—	—	53	—	53
Net loss (unaudited)	—	—	—	(574)	(574)

Balance, September 30, 2003 (unaudited)	40,981,580	$10,299	$(261)	$(2,423)	$7,615

See notes to consolidated financial statements.

ULTRA CLEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Predecessor

			January 1,		November 16,
	Years Ended		2002	Nine Months	2002	Nine Months
	December 31,		Through	Ended	Through	Ended
			November 15,	September 30,	December 31,	September 30,
	2000	2001	2002	2002	2002	2003

				(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income (loss)	$8,703	$2,894	$(312)	$2,712	$(1,849)	$(574)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,510	1,766	1,477	1,263	230	1,112
Loss on equipment sale	—	3	—	—	—	—
Deferred income taxes	(3,558)	457	(543)	(507)	(103)	(551)
Amortization of deferred compensation	—	—	—	—	34	204
Write-off of in-process research and development	—	—	—	—	889	—
Executive option cancellation	—	—	1,330	—	—	—
Changes in assets and liabilities:
Accounts receivable	(5,299)	5,126	(1,612)	(6,521)	(2,380)	1,097
Inventories	(9,319)	5,950	(1,665)	(2,601)	152	2,180
Prepaid expenses and other	9	(1,044)	767	769	134	(79)
Other assets	(18)	19	78	143	6	56
Accounts payable	11,859	(12,189)	2,789	5,922	2,502	(893)
Income taxes payable	1,199	(1,236)	(793)	163	(565)	704
Accrued expenses and other liabilities	2,477	(2,364)	2,752	(199)	(579)	(2,137)

Net cash (used in) provided by operating activities	7,563	(618)	4,268	1,144	(1,529)	1,119

Cash flows from investing activities:
Purchase of certificate of deposit	(120)	—	(250)	—	—	—
Acquisition of business, net of cash acquired	—	—	—	—	(26,285)	—
Purchases of equipment and leasehold improvements	(1,712)	(624)	(1,700)	(1,448)	(71)	(13)

Net cash (used in) investing activities	(1,832)	(624)	(1,950)	(1,448)	(26,356)	(13)

Cash flows from financing activities:
Principal payments on capital lease obligations	(160)	(320)	(248)	(191)	(24)	(91)
Borrowings (repayments) of notes payable to related parties, net	(2,700)	(1,400)	600	1,600	—	—
Proceeds from issuance of common stock	—	—	—	—	9,930	—
Principal payments on borrowings	—	—	—	—	(9,000)	—
Proceeds from issuance of long-term debt to related parties	—	—	—	—	29,786	—

Net cash (used in) provided by financing activities	(2,860)	(1,720)	(352)	1,409	30,692	(91)

Net (decrease) increase in cash	2,871	(2,962)	2,670	1,105	2,807	1,015
Cash at beginning of period	851	3,722	760	760	3,430	6,237

Cash at end of period	$3,722	$760	$3,430	$1,865	$6,237	$7,252

Supplemental cash flow information:
Income taxes paid	$1,336	$3,217	$2,030	$2,030	$—	$11

Interest paid	$831	$551	$194	$159	$—	$41

Noncash investing and financing activities:
Acquisition of equipment under capital lease	$244	$348	$19	$19	$143	$164

Common stock issued to employees	$—	$—	$—	$—	$268	$47

Series A notes issued to employees	$—	$—	$—	$—	$806	$—

See notes to consolidated financial statements.

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information with Respect to September 30, 2003 and the Nine Months
Ended September 30, 2002 and 2003 is Unaudited)

1.     Organization and Significant Accounting Policies

      Organization — Ultra Clean Technology Systems and Service, Inc. (the “Predecessor”) was incorporated in 1991 in California. The Predecessor was formed to manufacture and sell gas delivery systems to the U.S. semiconductor capital equipment industry. The Predecessor was acquired on November 15, 2002 in a transaction accounted for under the purchase method of accounting (see Note 2) by Ultra Clean Holdings, Inc. (“Ultra Clean”) (together with Predecessor, the “Company”). Ultra Clean was incorporated in 2002 in Delaware and is headquartered in Menlo Park, California with additional manufacturing facilities in Austin, Texas and Tualatin, Oregon. Ultra Clean had no significant operations prior to the purchase of Predecessor.

      Principles of Consolidation — The accompanying financial statements include the accounts of the predecessor company, Ultra Clean Technology Systems and Service, Inc. for the period from January 1, 2002 through November 15, 2002, the nine months ended September 30, 2002 and for the years ended December 31, 2000 and 2001 and the accounts of the successor company, Ultra Clean Holdings, Inc., since inception including the period from November 16, 2002 through December 31, 2002 and for the nine months ended September 30, 2003. All intercompany accounts and transactions are eliminated in consolidation.

      Concentration of Credit Risk — Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company sells its products to semiconductor capital equipment manufacturers in the United States. The Company performs credit evaluations of its customers’ financial condition and generally requires no collateral.

      Sales to significant customers as a percentage of total sales are as follows:

	Predecessor

			January 1,		November 16,
	Years Ended		2002	Nine Months	2002	Nine Months
	December 31,		Through	Ended	Through	Ended
			November 15,	September 30,	December 31,	September 30,
	2000	2001	2002	2002	2002	2003

Customer:
A	46%	51%	46%	45%	50%	46%
B	47%	40%	26%	26%	27%	26%
C	—	—	27%	28%	22%	21%

      When combined, these same significant customers represented 91%, 94% and 91% of trade accounts receivable at December 31, 2001 and 2002 and September 30, 2003, respectively.

      Use of Accounting Estimates — The presentation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts may differ from those estimates.

      Fiscal Year — Effective January 1, 2003, Ultra Clean adopted a 52-53 week fiscal year ending on the Friday nearest to December 31. This change did not have a significant effect on the Company’s consolidated financial statements. For presentation purposes, the Company presents each fiscal year as if it ended on December 31. Using the 52-53 year end, fiscal year 2002 would have ended on December 27, 2002. All references to years refer to fiscal years.

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. The Company evaluates the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis. Obsolete inventory or inventory in excess of management’s estimated usage is written-down to its estimated market value less costs to sell, if less than its cost. Inherent in the estimates of market value are management’s estimates related to economic trends, future demand for products, and technological obsolescence of the Company’s products.

      Equipment and leasehold improvements are stated at cost, or, in the case of equipment under capital leases, the present value of future minimum lease payments at inception of the related lease. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives of the assets or the terms of the leases. Useful lives range from three to seven years.

      Product Warranty — The Company provides a warranty on its products for a period of up to two years, and provides for warranty costs at the time of sale based on historical activity. The determination of such provisions requires the Company to make estimates of product return rates and expected costs to repair or replace the products under warranty. If actual return rates and/or repair and replacement costs differ significantly from these estimates, adjustments to recognize additional cost of sales may be required in future periods. Components of the reserve for warranty costs consisted of the following (in thousands):

	December 31,	September 30,
	2002	2003

Beginning balance	$117	$89
Additions related to sales	36	41
Warranty costs incurred	(64)	(51)

Ending balance	$89	$79

      Income Taxes — Income taxes are provided using an asset and liability approach which requires recognition of deferred tax liabilities and assets, net of valuation allowances, for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards.

      Stock-Based Compensation — The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation. Accordingly, no compensation is recognized for employee stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the date of grant. In accordance with FASB Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, the Company computed the fair values of the Company’s stock-based awards to employees.

      The Company amortizes deferred stock-based compensation on the straight-line method over the vesting periods of the stock options, generally four years. Had compensation expense been determined based on the fair value at the grant date for all employee awards, consistent with the provisions of SFAS

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No. 123, the Company’s pro forma net income (loss) and net income (loss) per share would be as follows (in thousands):

	Predecessor

			January 1,		November 16,
	Years Ended		2002	Nine Months	2002	Nine Months
	December 31,		Through	Ended	Through	Ended
			November 15,	September 30,	December 31,	September 30,
	2000	2001	2002	2002	2002	2003

Net income (loss) as reported	$8,703	$2,894	$(312)	$2,712	$(1,849)	$(574)
Add: stock-based employee compensation included in reported net income (loss)	—	—	—	—	8	50
Less: total-stock based compensation determined under the fair value based method for all awards	(143)	(180)	(161)	(138)	(32)	(78)

Pro forma net income (loss)	$8,560	$2,714	$(473)	$2,574	$(1,873)	$(602)

Basic net income (loss) per share as reported	$2.36	$0.79	$(0.08)	$0.74	$(0.05)	$(0.01)

Diluted net income (loss) per share as reported	$1.95	$0.64	$(0.08)	$0.60	$(0.05)	$(0.01)

Pro forma basic net income (loss) per share	$2.33	$0.74	$(0.13)	$0.70	$(0.05)	$(0.02)

Pro forma diluted net income (loss) per share	$1.92	$0.60	$(0.13)	$0.57	$(0.05)	$(0.02)

      SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income as though the Company had adopted the fair value method since the inception of the Company. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company’s stock option awards. These models also require the use of subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The Company’s calculations were made using the minimum value method with the following assumptions: expected life of five years and no dividends during the expected term. The risk free interest rate assumption used was 6.8% in 2000, 4.7% in 2001, 3.9% in 2002 and 2.7% in 2003. The Company’s calculations are based on a single option valuation approach, and forfeitures are recognized as they occur.

      Goodwill and Intangible Assets — As part of the Ultra Clean acquisition in November 2002, the Company allocated the purchase price to the tangible and intangible assets acquired, liabilities assumed, and in-process research and development based on their estimated fair values (see Note 2). A third-party appraisal firm assisted management in determining the fair values of the assets acquired and the liabilities assumed. Such valuations required management to make significant estimates and assumptions, especially with respect to intangible assets. Estimates associated with accounting for the acquisition may change as additional information becomes available regarding the assets acquired and liabilities assumed. In particular, a claim by the Company for a refund of approximately $470,000 of the purchase price remains unresolved. Any payment of this unresolved amount will decrease the recorded goodwill.

      Critical estimates in valuing certain intangible assets include, but are not limited to: future expected cash flows from customer contracts, acquired developed technologies and patents; expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the projects when completed; and the trade name and the market position of the acquired products and assumptions about the period of time the trade name will continue to be used in Ultra Clean’s product portfolio. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain.

      In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The provisions of SFAS No. 142 also require an annual goodwill impairment test. Management performed the annual goodwill impairment test as of December 31, 2002 and determined that goodwill was not impaired.

      Long-Lived Assets — In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the impairment of long-lived assets based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values

      Revenue Recognition — Revenue from the sale of gas delivery systems is generally recorded upon shipment. The Company recognizes revenue when persuasive evidence of an arrangement exists, shipment has occurred, price is fixed or determinable and collectability is reasonably assured. If we have not substantially completed or fulfilled the terms of a sales agreement at the time of shipment, revenue recognition is deferred until completion. Our standard arrangement for our customers includes a signed purchase order or contract and no right of return of delivered products.

      The Company assesses collectibility based on the credit worthiness of the customer and past transaction history. The Company performs on-going credit evaluations of customers and does not require collateral from customers.

      Research and development expenses are charged to operations as incurred.

      Reclassifications — Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 2003 presentation. Such reclassifications had no effect on previously reported results of operations or retained earnings.

      Net Income (Loss) per Share — Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding for the period (excluding 1,074,100 shares subject to repurchase at December 31, 2002 and September 30, 2003). Diluted net income (loss) per share earnings is calculated by dividing net income (loss) by the weighted average number of common shares outstanding and common equivalent shares from dilutive stock options and vested restricted stock using the treasury method, except when antidilutive. The antidilutive common equivalent shares from stock options were 4,179,000 at September 30, 2003.

      Unaudited Interim Financial Information — The interim financial information for the nine months ended September 30, 2002 and 2003 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the interim financial information. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of results to be expected for the year ending December 31, 2003.

      Comprehensive Income — In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company reports by major components and as a single total, the change in its net assets during the period from nonowner sources. Comprehensive income for the years ended December 31, 2000 and 2001 and the

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period from January 1, 2002 through November 15, 2002 and the period from November 16, 2002 through December 31, 2002 was the same as net income.

      Recently Adopted Accounting Standards — In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3. The provisions of SFAS No. 146 are applicable for restructuring activities initiated after December 28, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on the Company’s consolidated financial statements.

      In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN No. 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

      In December 2002, the EITF reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This Issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material effect on the Company’s consolidated financial statements.

      In January 2003 the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN No. 46 are effective immediately for all arrangements entered into after January 31, 2003. The Company does not expect the adoption of FIN No. 46 to have a material effect on the Company’s consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s consolidated financial statements.

2.     Acquisition

      At the close of business on November 15, 2002, the Company acquired all of the outstanding shares of Predecessor, Ultra Clean Technology Systems and Service, Inc., in a transaction accounted for using the purchase method of accounting. Ultra Clean incurred approximately $3,121,000 in acquisition expenses,

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

including financial advisory and legal fees and other direct transaction costs, which were included as a component of the purchase price. Approximately $2,000,000 of such acquisition costs were paid to Francisco Partners Management, LLC, a related party.

      The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows (in thousands):

Cash consideration	$23,164
Buyout of stock options	2,547
Estimated transaction costs	3,121

Total purchase price	$28,832

Tangible assets acquired	$27,694
Intangible assets acquired:
Tradename	8,987
In-process research and development	889
Assumed liabilities	(15,346)

Excess of cost over fair value (goodwill)	$6,608

      Accounting principles generally accepted in the United States of America require purchased in-process research and development with no alternative future use to be recorded and charged to expense in the period acquired. Accordingly, the results of operations for the period from November 16, 2002 through December 31, 2002, include the write-off of $889,000 of purchased in-process research and development that had not yet reached technological feasibility and had no alternative future use.

      In accordance with EITF Issue No. 85-45, Business Combinations: Settlement of Stock Options and Awards, the buyout of $2,547,000 of stock options prior to the effective date of the acquisition was recorded by Predecessor as an expense in the period from January 1, 2002 through November 15, 2002. The buyout is included within general and administrative expenses in that period. In addition, an officer of Predecessor did not exercise options with a value of $1,329,000. Accordingly, the $1,329,000 was recorded as an expense in the period from January 1, 2002 through November 15, 2002 within general and administrative expenses with a corresponding entry to contributed capital.

      Certain executives of the Predecessor signed employment agreements with Ultra Clean. Under the terms of these arrangements, Ultra Clean recorded $741,000 for executive bonuses within general and administrative expenses for the period from November 16, 2002 through December 31, 2002. Certain payments under these arrangements were deferred (see Note 9).

      In connection with the purchase accounting transaction, the Company recorded a step-up in the inventory value of $113,000.

      The operating results of the Company have been included in the statements of operations from the date of acquisition.

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Inventories

      Inventories consisted of the following (in thousands):

	Predecessor

	December 31,
			September 30,
	2001	2002	2003

Raw materials	$5,346	$5,693	$3,707
Work in process	982	2,452	2,229
Finished goods	276	84	112

Total	$6,604	$8,229	$6,048

4.	Notes Payable and Borrowing Arrangements

      Notes payable consist of the following (in thousands):

	Predecessor

	December 31,
			September 30,
	2001	2002	2003

Mitsubishi International Corporation, $14,000 revolving line of credit, interest at various rates payable monthly	$7,400	$—	$—
Mitsubishi Trust and Banking Corporation, $1,500 revolving line of credit, interest at various rates payable monthly	1,000	—	—
Series A Senior Notes to related parties and employees maturing November 15, 2009, interest at 5% payable on June 15 and December 15, of each year	—	29,812	29,963

Total	$8,400	$29,812	$29,963

      The Company issued Series A Senior Notes for the principal sums of $24,130,000, $2,730,000 and $3,733,000 on November 15, 2002, November 26, 2002 and December 2, 2002, respectively. These notes can be repaid, in whole or in part, with outstanding accrued interest at any time without penalty. As of December 31, 2002 and September 30, 2003, all Series A Senior Notes were held by related parties and employees of the Company.

Employee Debt

      Of the Series A Senior Notes issued on November 26, 2002, $1,342,000 were granted to key employees of the Company. As of September 30, 2003, $806,000 of these notes were unvested. The agreements governing the issuance of the notes indicate that such amounts vest, in equal annual installments, over four years subsequent to the date of grant. In the period from November 16, 2002 through December 31, 2002 and for the nine months ended September 30, 2003, $25,000 and $151,000, respectively, was charged to compensation expense related to the accretion of such debt amounts. The unvested portion is subject to forfeiture, until the debt instrument becomes vested.

Bank Line of Credit

      In July 2003, Ultra Clean entered into a secured line of credit arrangement which permits borrowing of up to $10,000,000 based upon defined borrowing base and bearing interest, at our option, at a rate equal to 2% per annum plus LIBOR or at 0.25% per annum plus the reference rate established from time to time by the lender. Interest is payable monthly and the line expires on June 15, 2004. The arrangement

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contains financial covenants requiring the maintenance of minimum working capital, no successive quarterly net losses and tangible net worth ratios as well as a prohibition from paying cash dividends. In addition, the arrangement requires that Francisco Partners, LLP retain at least 50% ownership of Ultra Clean. The Series A Senior Notes are subordinated to any borrowings under this credit arrangement.

5.	Income Taxes

      The benefit (provision) for taxes on income consisted of the following (in thousands):

	Predecessor

			January 1,	November 16,
	Years Ended		2002	2002	Nine Months
			Through	Through	Ended
	December 31,	December 31,	November 15,	December 31,	September 30,
	2000	2001	2002	2002	2003

Current:
Federal	$(2,446)	$(1,256)	$(928)	$479	$—
State	(975)	(268)	(257)	85	(44)

Total current	(3,421)	(1,524)	(1,185)	564	(44)

Deferred:
Federal	2,807	(396)	471	32	444
State	750	(61)	72	71	106

Total deferred	3,557	(457)	543	103	550

Total (provision) benefit	$136	$(1,981)	$(642)	$667	$506

      Significant components of net deferred tax assets for federal and state income taxes were as follows (in thousands):

	Predecessor

	December 31,
			September
	2001	2002	2003

Net deferred tax asset:
Current:
Inventory valuation	$476	$827	$535
Other accrued expenses	159	319	234
Net operating loss carryforwards	—	75	824
State taxes	141	1	(11)
General reserves	598	782	889

	1,374	2,004	2,471
Long-term:
Deferred rent	121	87	8
Depreciation	1,846	1,946	2,078
State taxes	(241)	(291)	(260)

	1,726	1,742	1,826

Net deferred tax assets	$3,100	$3,746	$4,297

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The effective tax rate differs from the federal statutory tax rate as follows:

	Predecessor

			January 1,	November 16,
	Years Ended		2002	2002	Nine Months
	December 31,		Through	Through	Ended
			November 15,	December 31,	September 30,
	2000	2001	2002	2002	2003

Federal statutory income tax (benefit) expense rate	35.0%	35.0%	35.0%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	1.8	4.4	7.7	(4.2)	(5.6)
Valuation allowance	(39.0)	—	—	—	—
Goodwill	—	—	—	12.8	(4.7)
Other	0.6	0.7	—	—	0.7

Effective income tax rate	(1.6)%	40.1%	42.7%	(26.4)%	(44.6)%

      At December 31, 2002, Ultra Clean had approximately $180,000 and $110,000 of net operating loss carryforwards available for federal and state income tax purposes, which will expire in 2022 and 2013, respectively. The extent to which federal and state net operating loss carryforwards can be used to offset future taxable income may be limited depending on the extent of future ownership changes as defined by tax regulations.

      A remaining tax receivable of approximately $653,000 at September 30, 2003 represents payments in excess of estimated current tax liabilities for federal, California, Oregon and Texas for 2002.

6.     Commitments

      The Company leases certain equipment under capital lease arrangements. In addition, the Company leases its corporate and regional offices as well as some of its office equipment under noncancelable operating leases. Future minimum lease payments under these leases are as follows (in thousands):

	Capital	Operating
	Leases	Leases

Year ending December 31:
2003	$61	$1,001
2004	38	763
2005	34	353
2006	34	285
2007	31	133

Total	198	$2,535

Less interest	28

Present value of net minimum lease payments	170
Less current portion	50

Long-term portion	$120

      Rental expense for the years ended December 31, 2000 and 2001 and the periods from January 1, 2002 through November 15, 2002 and November 16, 2002 through December 31, 2002 was $835,000,

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$918,000, $840,000 and $137,000, respectively. Included within capital lease obligations and other liabilities in 2002 and 2001 was $227,000 and $274,000 of deferred rent, respectively.

      In connection with letters of credit required for the leases of certain facilities, the Company held $120,000, $310,000 and $310,000 on deposit in restricted cash accounts as of December 31, 2001 and 2002 and September 30, 2003, respectively. The restricted cash balance is included in other long term assets.

      The Company had commitments to purchase inventory totaling $3,176,000 at December 31, 2002.

7.     Stockholders’ Equity

      Under the 1999 Stock Option Plan (the “1999 Option Plan”), the Predecessor had reserved 1,700,000 common shares for issuance under options granted to employees. Options were generally granted at fair value at the date of grant as determined by the Board of Directors, had terms up to ten years and generally vested over four years. At November 15, 2002, prior to the sale of Predecessor, Predecessor had 594,500 shares available for future grants under the 1999 Option Plan and options exercisable for 777,625 shares were vested at a weighted average exercise price of $2.44. Outstanding options were settled in connection with the sale of Predecessor and the 1999 Option Plan was terminated.

      On February 20, 2003, Ultra Clean adopted the Ultra Clean Holdings, Inc. Stock Incentive plan (the “Ultra Clean Plan”) and reserved 5,065,139 shares of its common stock for issuance under the Ultra Clean Plan. Options are generally granted at fair value at the date of grant as determined by the Board of Directors, have terms up to ten years and generally vest over four years.

      Option activity under the 1999 Option Plan and the Ultra Clean Plan is as follows:

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Outstanding, December 31, 2000	1,035,000	$2.29
Granted (weighted average fair value of $1.98)	70,500	9.50

Outstanding, December 31, 2001	1,105,500	2.75
Granted (weighted average fair value of $2.38)	21,500	13.40
Cancelled	(21,500)	3.03
Plan cancellation	(1,105,500)	2.98

Outstanding, December 31, 2002	—	—

Granted (weighted average fair value of $0.04)	4,190,000	0.25
Cancelled	(11,000)	0.25

Outstanding, September 30, 2003 (none vested)	4,179,000	$0.25

Common Stock

      On November 15, 2002, all outstanding shares of Predecessor were purchased by Ultra Clean.

Restricted Stock

      On November 26, 2002, Ultra Clean granted 1,074,100 shares of common stock to certain key employees. These shares vest over a four year period from the date of grant, and any unvested shares are subject to repurchase at fair market value by Ultra Clean upon termination of the employee’s service to

ULTRA CLEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Ultra Clean. For the period from November 16, 2002 to December 31, 2002 and the nine months ended September 30, 2003, Ultra Clean charged $8,000 and $50,000, respectively, to compensation expense related to the vesting of such restricted stock. The unvested amount is subject to forfeiture, until the common stock is fully vested. At September 30, 2003, no shares were vested and 1,074,100 shares were subject to repurchase.

8.     Employee Benefit Plan

      The Company sponsors a 401(k) savings and profit sharing plan (the “401(k) Plan”) for all employees who meet certain eligibility requirements. Participants could elect to contribute to the 401(k) Plan, on a pre-tax basis, from 2-19% of their salary up to a maximum of $11,000. The Company may make matching contributions up to 6% of employee contributions based upon eligibility. The Company made approximately $48,000, $147,000, $145,000 and $23,000 in discretionary employer contributions to the 401(k) Plan in the years ended December 31, 2000 and 2001, the period January 1, 2002 through November 15, 2002 and the period from November 16, 2002 through December 31, 2002, respectively.

9.     Related Party Transaction

      In addition to the related party transactions previously described, Ultra Clean entered into an agreement with a key executive of Ultra Clean on November 15, 2002 to defer payment of $265,000 in compensation until November 15, 2009. Under this arrangement Ultra Clean pays interest of 2.7% per annum, payable on June 30 and December 31 of each year. The amounts owed under this arrangement may be prepaid by Ultra Clean at the discretion of the board of directors. The principal amount owed under this arrangement is contained within capital lease obligations and other liabilities on the balance sheet of Ultra Clean.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table indicates the expenses to be incurred in connection with the offering described in this registration statement. All amounts are estimates, other than the registration fee, the NASD fee, and The Nasdaq National Market listing fee.

SEC registration fee		$6,978
NASD filing fee		9,125
Nasdaq National Market application fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers

Delaware General Corporation Law

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to Ultra Clean Holdings, Inc. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Amended and Restated Certificate of Incorporation and Bylaws

      Article 8 of Ultra Clean Holdings, Inc.’s amended and restated certificate of incorporation, to be effective immediately prior to the closing of the offering, provides that a director of Ultra Clean Holdings, Inc. shall not be liable to Ultra Clean Holdings, Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. In addition, Article 8 of Ultra Clean Holdings, Inc.’s amended and restated certificate of incorporation provides that each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director of

Ultra Clean Holdings, Inc. or is or was serving at the request of Ultra Clean Holdings, Inc. as a director of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by Ultra Clean Holdings, Inc. to the fullest extent permitted by Delaware law. The right to indemnification conferred in Article 8 also includes the right to be paid by Ultra Clean Holdings, Inc. the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law.

      Article 8 of Ultra Clean Holdings, Inc.’s amended and restated certificate of incorporation provides that Ultra Clean Holdings, Inc. may, by action of its board of directors, provide indemnification to such of the officers, employees and agents of Ultra Clean Holdings, Inc. to such extent and to such effect as its board of directors shall determine to be appropriate and authorized by Delaware law. Article 8 also provides that Ultra Clean Holdings, Inc. shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Ultra Clean Holdings, Inc. or is or was serving at the request of Ultra Clean Holdings, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not Ultra Clean Holdings, Inc. would have the power to indemnify him against such liability under Delaware law.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

      The Registrant also entered into indemnification agreements with its directors and officers. The indemnification agreements provide indemnification to such directors and officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance. The Registrant also intends to obtain directors’ and officers’ liability insurance, which insures against liabilities that its directors or officers may incur in such capacities.

Registration Rights Agreement

      Section 2.04 of the Registration Rights Agreement dated as of December 2, 2002 between Ultra Clean Holdings, Inc. and FP-Ultra Clean, LLC, the Registrant’s majority shareholder (the “Registration Rights Agreement”), provides that Ultra Clean Holdings, Inc. will indemnify and hold harmless FP-Ultra Clean, LLC and certain other persons (together, the “Shareholders”) holding securities covered by a registration statement (“Registrable Securities”), its officers, directors, employees, partners and agents, and each person, if any, who controls such Shareholder within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended, from and against any and all losses, claims, damages, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses) (“Damages”) caused by or relating to any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities (as amended or supplemented if Ultra Clean Holdings, Inc. shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by or relating to any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Damages are caused by or related to any such untrue statement or omission or alleged untrue statement or omission so made based upon information furnished in writing to Ultra Clean Holdings, Inc. by such Shareholder or on such Shareholder’s behalf expressly for use therein, provided that, with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus, or in any prospectus, as the case may be, the indemnity agreement contained in this paragraph shall not apply to the extent that any Damages result from the fact that a current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) was not sent or given to the person asserting any such Damages at or prior to the written confirmation of the sale of the Registrable Securities concerned to such person if it is determined that Ultra Clean Holdings, Inc. has provided such prospectus to such Shareholder and it was the responsibility of such Shareholder to provide such person with a current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) and such current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) would have cured the defect giving rise to such Damages. Ultra Clean Holdings, Inc. also agreed to indemnify any underwriters of the Registrable Securities, their officers and directors and each person who controls such underwriters within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended, on substantially the same basis as that of the indemnification of the Shareholders as provided above.

Item 15.	Recent Sales of Unregistered Securities

      The Registrant has not issued and sold any unregistered securities other than:

(1) On October 28, 2002, the Registrant issued to FP-Ultra Clean, LLC 1,000 shares of common stock for a purchase price of $1.00.

(2) On November 15, 2002, the Registrant issued to FP-Ultra Clean, LLC 32,173,100 shares of common stock for a purchase price of $8,043,275 and $24,129,810 principal amount of 5.0% Series A Senior Notes for a purchase price of $24,129,810.

(3) On November 26, 2002, the Registrant issued to FP-Ultra Clean, LLC 1,850,000 shares of common stock for a purchase price of $462,500 and $1,387,500 principal amount of 5.0% Series A Senior Notes for a purchase price of $1,387,500. Also on November 26, 2002, the Registrant issued to members of its management an aggregate of 715,900 shares of common stock for an aggregate purchase price of $178,975 and $536,900 aggregate principal amount of 5.0% Series A Senior Notes for an aggregate purchase price of $536,900.

(4) On December 2, 2002, the Registrant issued to FP-Ultra Clean, LLC 4,976,900 shares of common stock for a purchase price of $1,244,225 and $3,732,690 principal amount of 5.0% Series A Senior Notes for a purchase price of $3,732,690.

(5) On February 20, 2003, the Registrant issued to Clarence L. Granger, its Chief Executive Officer, 190,580 shares of common stock for a purchase price of $47,645.

      The sales of these securities were exempt from registration under the Securities Act pursuant to Section 4(2).

Stock Options and Shares Issuable Upon Exercise of Stock Options

      The Registrant has issued, and plans to continue issuing from time to time, stock options pursuant to its Amended and Restated 2003 Stock Incentive Plan, as amended immediately prior to the completion of this offering. None of these stock options have been exercised, and none of the common stock issuable upon exercise of these options has been issued to date. The options were issued in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, in reliance on Rule 701 of that Act. The Registrant’s Amended and Restated 2003 Stock Incentive Plan is a written compensatory benefit plan for the benefit of its employees and directors.

Item 16.     Exhibits and Financial Statement Schedules

Exhibit	Description

1.1	Underwriting Agreement*
2.1	Agreement and Plan of Merger dated October 30, 2002, among Ultra Clean Holdings, Inc., Ultra Clean Technology Systems and Service, Inc., Mitsubishi Corporation, Mitsubishi International Corporation and Clean Merger Company
3.1	Amended and Restated Certificate of Incorporation of Ultra Clean Holdings, Inc.
3.2	Form of Amended and Restated Certificate of Incorporation of Ultra Clean Holdings, Inc. to be effective upon closing of the offering*
3.3	Bylaws of Ultra Clean Holdings, Inc.
3.4	Form of Bylaws of Ultra Clean Holdings, Inc. to be effective upon closing of the offering*

Exhibit	Description

4.1	Specimen Stock Certificate*
4.2	Stockholder’s Agreement between Ultra Clean Holdings, Inc. and FP-Ultra Clean, LLC to be effective upon closing of the offering*
4.3	Form of Restricted Securities Purchase Agreement dated November 26, 2002 with Ultra Clean Holdings, Inc.
4.4	Registration Rights Agreement dated December 2, 2002 between Ultra Clean Holdings, Inc. and FP-Ultra Clean, LLC
5.1	Form of Opinion of Davis Polk & Wardwell*
10.1	Employment Agreement dated November 15, 2002 between Clarence L. Granger and Ultra Clean Holdings, Inc.
10.2	Agreement to Preserve Corporate Opportunity dated November 15, 2002 between Clarence L. Granger and Ultra Clean Holdings, Inc.
10.3	Employment Agreement dated November 15, 2002 between Kevin L. Griffin and Ultra Clean Holdings, Inc.
10.4	Agreement to Preserve Corporate Opportunity dated November 15, 2002 between Kevin L. Griffin and Ultra Clean Holdings, Inc.
10.5	Form of Amended and Restated 2003 Stock Incentive Plan to be effective upon closing of the offering*
10.6	Form of Stock Option Agreement to be effective upon closing of the offering*
10.7	Revolving Credit Facility Agreement with Union Bank of California, N.A. dated as of July 9, 2003*
10.8	Initial Public Offering Advisory Agreement dated , 2004 by and among Ultra Clean Holdings, Inc. and Francisco Partners Management, LLC*
21.1	Subsidiaries of Ultra Clean Holdings, Inc.*
23.1	Consent of Deloitte & Touche LLP, independent auditors
23.2	Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)

*	To be filed by subsequent amendment.

Item 17.     Undertakings

      (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under “Item 14 — Indemnification of Directors and Officers” above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on January 14, 2004.

ULTRA CLEAN HOLDINGS, INC.

By:	/s/ CLARENCE L. GRANGER

Name: Clarence L. Granger
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Clarence L. Granger and Kevin L. Griffin, and each of them, his true and lawful attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this registration statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ CLARENCE L. GRANGER Clarence L. Granger	Chief Executive Officer and Director	January 14, 2004

/s/ KEVIN L. GRIFFIN Kevin L. Griffin	Chief Financial Officer (Principal Accounting Officer)	January 14, 2004

/s/ DIPANJAN DEB Dipanjan Deb	Director	January 14, 2004

/s/ DAVID IBNALE David ibnAle	Director	January 14, 2004

/s/ THOMAS M. ROHRS Thomas M. Rohrs	Director	January 14, 2004

EXHIBIT INDEX

Exhibit	Description

1.1	Underwriting Agreement*
2.1	Agreement and Plan of Merger dated October 30, 2002, among Ultra Clean Holdings, Inc., Ultra Clean Technology Systems and Service, Inc., Mitsubishi Corporation, Mitsubishi International Corporation and Clean Merger Company
3.1	Amended and Restated Certificate of Incorporation of Ultra Clean Holdings, Inc.
3.2	Form of Amended and Restated Certificate of Incorporation of Ultra Clean Holdings, Inc. to be effective upon closing of the offering*
3.3	Bylaws of Ultra Clean Holdings, Inc.
3.4	Form of Bylaws of Ultra Clean Holdings, Inc. to be effective upon closing of the offering*
4.1	Specimen Stock Certificate*
4.2	Stockholder’s Agreement between Ultra Clean Holdings, Inc. and FP-Ultra Clean, LLC to be effective upon closing of the offering*
4.3	Form of Restricted Securities Purchase Agreement dated November 26, 2002 with Ultra Clean Holdings, Inc.
4.4	Registration Rights Agreement dated December 2, 2002 between Ultra Clean Holdings, Inc. and FP-Ultra Clean, LLC
5.1	Form of Opinion of Davis Polk & Wardwell*
10.1	Employment Agreement dated November 15, 2002 between Clarence L. Granger and Ultra Clean Holdings, Inc.
10.2	Agreement to Preserve Corporate Opportunity dated November 15, 2002 between Clarence L. Granger and Ultra Clean Holdings, Inc.
10.3	Employment Agreement dated November 15, 2002 between Kevin L. Griffin and Ultra Clean Holdings, Inc.
10.4	Agreement to Preserve Corporate Opportunity dated November 15, 2002 between Kevin L. Griffin and Ultra Clean Holdings, Inc.
10.5	Form of Amended and Restated 2003 Stock Incentive Plan to be effective upon closing of the offering*
10.6	Form of Stock Option Agreement to be effective upon closing of the offering*
10.7	Revolving Credit Facility Agreement with Union Bank of California, N.A. dated as of July 9, 2003*
10.8	Initial Public Offering Advisory Agreement dated , 2004 by and among Ultra Clean Holdings, Inc. and Francisco Partners Management, LLC*
21.1	Subsidiaries of Ultra Clean Holdings, Inc.*
23.1	Consent of Deloitte & Touche LLP, independent auditors
23.2	Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)

*	To be filed by amendment